Form 10-K405, Exhibit 13
period 1999-08-31
LEAP WIRELESS INTERNATIONAL INC
filed 1999-10-20
CIK 1065049

                                                                    EXHIBIT 13.1

                      SELECTED CONSOLIDATED FINANCIAL DATA

                      (IN THOUSANDS, EXCEPT PER SHARE DATA)


Year Ended August 31,                                     1999              1998(1)          1997(1)            1996
----------------------------------------------------------------------------------------------------------------------
                                                                         (restated)       (restated)
STATEMENT OF OPERATIONS DATA (2)

Operating revenues ................................    $   3,907         $      --         $      --         $      --
                                                       ---------         ---------         ---------         ---------

Operating expenses:
Cost of operating revenues ........................       (3,810)               --                --                --
Selling, general and administrative expenses ......      (28,745)          (23,888)           (1,361)             (396)
Depreciation and amortization .....................       (5,824)               --                --                --
                                                       ---------         ---------         ---------         ---------

    Total operating expenses ......................      (38,379)          (23,888)           (1,361)             (396)
                                                       ---------         ---------         ---------         ---------
  Operating loss ..................................      (34,472)          (23,888)           (1,361)             (396)
Equity in net loss of unconsolidated wireless
   operating companies ............................     (100,300)          (23,118)           (3,793)               --
Write-down of investments in unconsolidated
   wireless operating companies ...................      (27,242)               --                --                --
Interest income ...................................        2,505               273                --                --
Interest expense and amortization of discount
   and facility fee ...............................      (10,356)               --                --                --
Foreign currency transaction losses ...............       (7,211)               --                --                --
Gain on sale of wholly owned subsidiary ...........        9,097                --                --                --
Gain on issuance of stock by unconsolidated
   wireless operating company .....................        3,609                --                --                --
Other income (expense), net .......................         (243)               --                --                --
                                                       ---------         ---------         ---------         ---------
  Net loss ........................................    $(164,613)        $ (46,733)        $  (5,154)        $    (396)
                                                       =========         =========         =========         =========
Basic and diluted net loss per common share (3) ...    $   (9.19)        $   (2.65)        $   (0.29)        $   (0.02)
                                                       =========         =========         =========         =========
Shares used to calculate basic and diluted
   net loss per common share (3) ..................       17,910            17,648            17,648            17,648
                                                       =========         =========         =========         =========

BALANCE SHEET DATA (2)
Cash (at end of period) ...........................    $  26,215         $      --         $      --         $      --
Working capital (deficit) .........................        6,587           (14,789)             (279)             (111)
Total assets ......................................      335,331           157,752            42,267                --
Stockholders' equity ..............................       70,900           142,963            41,988              (111)


---------------


(1) These amounts have been restated for the adoption of the equity method of accounting during fiscal 1999 for Leap's investment in Chase Telecommunications Holdings, Inc.

(2) For the fourth quarter of fiscal 1999, the financial statements of SMARTCOM are included in the consolidated financial data as a result of Leap's acquisition of the remaining 50% interest in SMARTCOM. Prior to the fourth quarter, Leap's investment in SMARTCOM was accounted for using the equity method of accounting.

(3) The basic and diluted net loss per common share for the year ended August 31, 1999 was calculated by dividing the net loss by the weighted average number of common shares outstanding during the period of 17,910,440. Leap was a wholly owned subsidiary of QUALCOMM prior to September 23, 1998. The basic and diluted net loss per common share was calculated by dividing the net loss for the fiscal years ended August 31, 1998, 1997 and 1996 by the 17,647,685 shares of Leap common stock issued in the distribution to QUALCOMM's stockholders on September 23, 1998.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FORWARD-LOOKING STATEMENTS

   This annual report, including Management's Discussion and Analysis of Financial Condition and Results of Operations, contains certain forward-looking statements that are not related to historical results, including statements regarding the network deployment plans of Leap and its operating companies and their plans for financing these deployments. Leap has based these forward-looking statements largely on its current expectations and projections about future events and financial trends affecting the financial condition of its business. Forward-looking statements can be identified through their use of words such as "believe," "may," "will," "estimate," "continue," "anticipate," "intend," "expect," and similar expressions in this annual report. Actual results may differ materially from those stated or implied in the forward-looking statements. The forward-looking statements contained in this annual report are subject to a number of risks, uncertainties and assumptions about Leap Wireless International, Inc., including the risks described below under the heading "Risk Factors."

OVERVIEW

   Leap Wireless International, Inc. is a wireless communications carrier that deploys, owns, operates and participates in CDMA telecommunications networks in domestic and international markets with strong growth potential. Through its operating companies, Leap has launched all digital wireless networks in Mexico, Chile and the United States. Upon completion of its pending U.S. asset acquisitions, Leap will have interests in wireless communications licenses covering approximately 138 million potential customers in these three countries. Leap's equity share will be approximately 67 million potential customers, although this share may decrease as Leap's operating companies sell additional equity.

   Domestic and international telecommunications markets are expanding rapidly. Developing countries are seeking to increase their number of telephone lines as a percentage of their population, known as teledensity, and to increase competition among carriers. In addition, increased demand, decreased government regulation, and new spectrum auctions have created domestic and international opportunities for new providers to capture market share. Leap believes that wireless is the cheapest and fastest way to increase teledensity and that it possesses the expertise to oversee and manage the entry of new wireless operating companies into today's competitive markets.

   Leap's domestic strategy is to offer consumers a simple and affordable wireless service plan that allows them to make all of the local calls they want for a low, flat monthly rate. Targeted at the mass consumer market, the service is marketed under the name "Cricket(SM)" and is identified as "the around-town phone(SM)" and "comfortable wireless(SM)." Cricket(SM) service was introduced in March 1999 in Chattanooga, Tennessee using the existing infrastructure of Chase Telecommunications, Inc., a company that Leap has agreed to acquire. The service was launched under an agreement that requires the management of Chase Telecommunications to control the business until Leap's proposed acquisition of Chase Telecommunications receives all necessary governmental approvals and is completed. The expansion of Cricket(SM) service to Nashville, Tennessee is currently underway.

   Leap plans to introduce Cricket(SM) service to additional markets in the United States in the future. Leap recently acquired 36 licenses in the federal government's 1999 reauction of broadband PCS spectrum licenses. Leap has also entered into agreements to purchase several licenses and is considering the purchase of additional licenses in the United States.

   In July 1999, the FCC issued a Memorandum Opinion and Order that found that Leap was qualified to acquire and operate C-Block and F-Block PCS spectrum licenses, subject to several conditions. The order also granted Leap's application to acquire the 36 reauction licenses and approved the transfer of four licenses in North Carolina and South Carolina to Leap, subject to the specified conditions. In October 1999, the FCC issued the 36 reauction licenses to Leap. Another wireless company has filed an application for review of the FCC's order. Leap believes, however, that the FCC's order will be affirmed.

   Generally, Leap's international strategy is to invest in growth markets with partners who provide familiarity with the local market and an ability to facilitate deployment. For each joint venture in which it holds a significant position, Leap is actively involved in the management of the venture, combining its expertise in wireless markets with its technical expertise in CDMA. Leap is committed to bringing the benefits of reliable, cost-effective and high-quality voice and data services to its operating companies' customers.

   In Mexico, Leap's joint venture operating company, PEGASO, has launched wireless service in three of Mexico's four largest markets - Monterrey, Guadalajara and Tijuana - as part of a planned nationwide rollout. PEGASO expects to launch service in Mexico City near the end of calendar 1999. During the past year, PEGASO signed a roaming agreement with Sprint PCS that will allow PEGASO's customers to use Sprint PCS's nationwide wireless network in the United States. Under the agreement, Sprint PCS customers will also be able to utilize PEGASO's network in Mexico.

   Chilesat Telefonia Personal, a wholly owned subsidiary of Leap, launched a nationwide wireless network in Chile in September 1998. Chilesat Telefonia Personal is being renamed SMARTCOM PCS and is referred to in the remainder of this report as SMARTCOM. SMARTCOM's system is the first nationwide CDMA network in Latin America. Leap increased its ownership interest in SMARTCOM from 50% to 100% in April 1999.

   The directors of the Transworld Companies, partially owned subsidiaries of a company in which Leap has an indirect interest, recently voted to liquidate the companies. The decision followed the Transworld Companies' loss of leased satellite transmission capacity and the companies' failure to develop an acceptable business plan that did not utilize satellite transmission. As a result of these developments, Leap wrote down its indirect investment in the Transworld Companies in the fourth quarter of fiscal 1999. In addition, Leap stopped funding and wrote off its remaining investment in Metrosvyaz.

   Leap and its operating companies are in the early stages of development. Start-up wireless communications companies typically require substantial capital expenditures for the construction of their networks and license acquisition costs. In addition, these companies typically incur significant marketing and other expenses as they begin commercial operations. Accordingly, as Leap's operating companies continue to build-out their networks, expand their operations, and amortize their capitalized costs, their net operating losses and Leap's proportionate share of the losses is expected to grow.

PRESENTATION

   Management's Discussion and Analysis of Financial Condition and Results of Operations reviews the financial condition of the businesses that QUALCOMM transferred to Leap in September 1998 as if Leap were a separate entity for all periods discussed. Leap adopted the equity method of accounting for its investment in Chase Telecommunications Holdings, Inc. in the third quarter of fiscal 1999. Prior to that, Leap accounted for its investment in Chase Telecommunications Holdings under the cost method. Accordingly, all prior periods presented in the accompanying financial statements have been adjusted retroactively in accordance with generally accepted accounting principles.

   In April 1999, Leap increased its ownership interest in SMARTCOM from 50% to 100%. As a result of the reporting lag it has adopted for its foreign operating companies, Leap began fully consolidating SMARTCOM's results of operations in June 1999, the beginning of the fourth quarter of fiscal 1999. Prior to that, Leap accounted for its investment in SMARTCOM under the equity method of accounting.

RESULTS OF OPERATIONS

FISCAL YEAR ENDED AUGUST 31, 1999 COMPARED TO FISCAL YEAR ENDED AUGUST 31, 1998

   Leap incurred a net loss of $164.6 million in fiscal 1999 compared to a net loss of $46.7 million in fiscal 1998. The increase resulted primarily from start-up costs associated with Leap's international operating companies. Leap's share of these start-up costs, $100.3 million in fiscal 1999, is recorded as equity in net loss of unconsolidated wireless operating companies. In addition, in fiscal 1999 Leap recorded a write-down of equity investments of $27.2 million, interest expense and amortization of debt discount and facility fee of $10.4 million, foreign currency transaction losses of $7.2 million, a gain on the sale of a wholly owned subsidiary of $9.1 million and a gain on issuance of stock by an unconsolidated wireless operating company of $3.6 million.

   As a direct result of the consolidation of SMARTCOM in the fourth quarter of fiscal 1999, Leap recorded $3.9 million of operating revenues, $3.8 million of cost of operating revenues, $4.5 million of additional selling, general and administrative expenses, $5.3 million of additional depreciation and amortization, $2.9 million of additional interest expense, and $7.2 million of foreign currency transaction losses. SMARTCOM's full consolidation increased Leap's net loss in fiscal 1999 by $9.9 million. During the prior fiscal year, Leap did not report any operating revenues because all of its operating companies were accounted for under the equity method of accounting. Leap's operating companies did not generate material revenues in the prior fiscal year.

   Leap incurred $28.7 million of selling, general and administrative expenses in fiscal 1999 compared to $23.9 million in fiscal 1998. The increase resulted from the consolidation of SMARTCOM in the fourth quarter of fiscal 1999. Excluding SMARTCOM, selling, general and administrative expenses remained relatively flat, despite increased staffing as a result of Leap becoming a stand-alone entity.

   Leap incurred an operating loss of $34.5 million in fiscal 1999 compared to an operating loss of $23.9 million in fiscal 1998. The $10.6 million increase primarily reflects the consolidation of SMARTCOM in the fourth quarter of fiscal 1999. Leap expects that fiscal 1999 operating revenues, operating expenses and operating loss are not representative of future results, and believes operating revenues and expenses will increase in the future. Leap expects substantial growth in subscribers, operating revenues and operating expenses as a result of its pending acquisition and consolidation of Chase Telecommunications, the planned development and launch of Cricket(SM) service in multiple U.S. markets, and an increase in marketing efforts in Chile. Leap also expects substantial growth in PEGASO's subscribers, operating revenues and operating expenses; however, because PEGASO is accounted for under the equity method, its operating revenues and expenses are not fully consolidated.

   Equity in net loss of unconsolidated wireless operating companies was $100.3 million in fiscal 1999 compared to $23.1 million in fiscal 1998. The significant increase in Leap's share of the net loss of its unconsolidated wireless operating companies related primarily to the expenditures they incurred in launching their network services, including marketing and other expenses, and the amortization of their capitalized network costs. SMARTCOM, accounted for under the equity method until the fourth quarter of fiscal 1999, launched nationwide service in September 1998. PEGASO launched operations in Tijuana, Guadalajara and Monterrey in February through September 1999. Chase Telecommunications launched its traditional mobile service in the U.S. in September 1998 and re-launched service utilizing Leap's Cricket(SM) wireless concept in March 1999. In addition, Petrosvyaz, a Metrosvyaz joint venture, launched commercial service in St. Petersburg in April 1999.

   Equity in net loss of unconsolidated wireless operating companies included a $16.9 million asset impairment charge in fiscal 1999. Orrengrove, a company in which Leap has an indirect ownership interest, recorded the charge when the satellite that the Transworld Companies relied on to deliver long-distance service in Russia failed. The Transworld Companies are partially owned subsidiaries of Orrengrove. As a result of the satellite failure, the Transworld Companies began using fiber lines to provide long-distance service as a short-term alternative to the satellite transmission option they previously used. They also began to explore long-term alternative methods to provide long-distance services.

   After reviewing a series of alternative business plans that did not meet their minimum financial performance criteria, the directors of the Transworld Companies voted to liquidate the companies and to distribute their net assets to their stockholders. As a result, Leap recorded a $17.6 million write-down in the fourth quarter of fiscal 1999, reducing its investment in Orrengrove to the liquidation proceeds Leap expects to receive.

   Leap also wrote off its remaining $9.6 million investment in Metrosvyaz in fiscal 1999 as a result of its decision to stop funding loans to Metrosvyaz. Metrosvyaz, a joint venture attempting to enter the Russian wireless communications market, had not satisfied certain funding conditions under its loan agreement with Leap and was in default of that agreement. In addition, Leap had been prevented from securing full reporting and documentation of performance, results and expenditures of Metrosvyaz in spite of repeated efforts to obtain that information. Preliminary results of a special investigation of Metrosvyaz also disclosed serious irregularities, including unaccounted for funds and questionable contracts and payments.

   Leap expects its share of the equity losses of its unconsolidated wireless operating companies to decrease in fiscal 2000 as a result of the consolidation of SMARTCOM, the expected acquisition of Chase Telecommunications, the discontinuance of funding to Metrosvyaz and the reduction in its percentage equity interest in PEGASO from 33.3% to 28.6%. Leap expects the decrease to be offset in part by increased equity losses from PEGASO's continued build-out in Mexico.

   Interest expense in fiscal 1999 related primarily to borrowings under Leap's credit agreement with QUALCOMM and the consolidation of $2.9 million of SMARTCOM interest expense in the fourth quarter of fiscal 1999. SMARTCOM's interest expense related primarily to the financing of its wireless communications network. Leap expects interest expense to substantially increase in fiscal 2000 as a result of the consolidation of SMARTCOM and expected borrowings to fund the construction of domestic telecommunications networks. Leap did not incur any interest expense during the prior fiscal year.

   Foreign currency transaction losses of $7.2 million in fiscal 1999 reflected unrealized foreign exchange losses recognized by SMARTCOM on U.S. dollar denominated loans as a result of changes in the exchange rate between the U.S. dollar and the Chilean peso during the fourth quarter of fiscal 1999.

   Gain on sale of wholly owned subsidiary of $9.1 million in fiscal 1999 resulted from Leap's sale of OzPhone Pty. Ltd., its Australian operating company. OzPhone held wireless licenses but had not initiated service.

   Gain on issuance of stock by unconsolidated wireless operating company of $3.6 million in fiscal 1999 effectively reflects a reduction in Leap's share of PEGASO's accumulated losses as a result of a decrease in Leap's percentage ownership of PEGASO. In July 1999, several other investors increased their ownership interest in PEGASO by contributing $50 million of capital as previously planned.

FISCAL YEAR ENDED AUGUST 31, 1998 COMPARED TO FISCAL YEAR ENDED AUGUST 31, 1997

   General and administrative expenses were $23.9 million for fiscal 1998, compared to $1.4 million for fiscal 1997. The increase was due principally to increases in business development activities relating to projects to create Leap' operating companies in Mexico and Russia. These development activities resulted in significantly higher consulting expenses and an increase in QUALCOMM's corporate overhead allocated to Leap. Leap expects that general and administrative expenses will increase in the future as a result of ongoing development efforts on current and new projects.

   Equity in net loss of unconsolidated wireless operating companies for fiscal 1998 was $23.1 million, which represented Leap's wireless share of the net losses of the wireless operating companies in which it then held an ownership interest accounted for under the equity method of accounting. These losses consisted of costs incurred before service launch during the network build-out and testing phases, such as salary and related benefits, overhead expenses, professional and consulting fees, and interest on long-term debt. Through August 31, 1998, there was no depreciation of network equipment and no amortization of licenses as service had not been launched commercially. Equity in net loss of unconsolidated wireless operating companies of $3.8 million for fiscal 1997 primarily reflected Leap's equity share in the net loss of Chase Telecommunications Holdings, which began network planning and initial build-out activities earlier in the year.

LIQUIDITY AND CAPITAL RESOURCES

GENERAL

   Leap expects to require significant capital over the next several years to fund the development and operation of its operating companies' existing wireless projects and potential new ventures as well as corporate operations.

   Leap's primary sources of liquidity are $26.2 million of cash and cash equivalents as of August 31, 1999, a $265 million credit agreement with QUALCOMM, and vendor financing agreements related to the purchase and installation of new telecommunications equipment. The credit agreement contains a $35.2 million sub-facility to fund the corporate operating expenses of Leap at the parent level, and a $229.8 million sub-facility to fund specified investments of Leap. As of August 31, 1999, Leap had $145.6 million available to it under the credit agreement, with $24.6 million available under the working capital sub-facility and $121.0 million available under the investment sub-facility. Amounts available under the investment sub-facility are allocated to specific Leap projects and may not be reallocated to other projects without QUALCOMM's written consent.

   As a condition to the FCC's recognition of Leap's qualification to hold C-Block and F-Block licenses of PCS spectrum, Leap must take steps so that by January 2001, QUALCOMM holds no more than 50% of Leap's outstanding debt obligations. Leap cannot assure investors that it will be able to reduce its debt to QUALCOMM to 50% or less of its outstanding debt obligations by January 2001.

   In the United States, Leap plans to construct wireless networks in numerous markets. Leap expects to incur substantial expenditures in fiscal 2000 and beyond to plan and construct these wireless networks. As is typical for start-up telecommunications networks, Leap also expects the networks to incur operating expenses significantly in excess of revenues in their early years of operations.

   Subsequent to the end of fiscal 1999, a domestic subsidiary of Leap agreed to purchase $330 million of infrastructure products and services from a major telecommunications supplier. The supplier agreed to finance these purchases plus additional working capital at an interest rate equal to LIBOR plus 3.5% to 4.25% or a bank base rate plus 2.5% to 3.25%, in each case with the specific rate based on the ratio of total indebtedness to EBITDA (earnings before interest, taxes, depreciation and amortization). Principal payments are scheduled to begin after three years with a final maturity after eight years. Repayment is weighted to the later years of the repayment schedule. The supplier credit agreement is secured and contains covenants and conditions typical for a loan of this type. At the same time, Leap's subsidiary also agreed to purchase $330 million of next-generation infrastructure products which are currently in development and related services from a second major telecommunications supplier. Purchases from the second supplier will be on substantially similar terms, including financing. This second agreement is subject to approval of the supplier's board of directors.

   Leap expects to fund the cost of developing and operating domestic networks in fiscal 2000 largely through vendor financing and amounts available under its credit agreement with QUALCOMM. In addition, Leap expects that it will need to raise additional capital to fund its planned roll-out of domestic networks and acquisitions of licenses in fiscal 2000. As a result, Leap is exploring debt and equity financing alternatives. Leap cannot assure investors that it will be able to raise additional capital in fiscal 2000 or that additional capital will be available to it on acceptable terms. If Leap does not obtain additional financing, management believes it can reduce its capital needs sufficiently to meet its liquidity requirements through fiscal 2000 by slowing or reducing the scope of its planned deployments in the United States and by reducing or deferring additional license acquisitions.

   Leap and Chase Telecommunications are parties to a credit agreement under which Leap provides, at its discretion, working capital to Chase Telecommunications. The parties have agreed in principle to increase the maximum amount that may be drawn under the facility to $45 million. At August 31, 1999, principal borrowings under the working capital facility totaled approximately $32.8 million.

   Chase Telecommunications is preparing to launch Cricket (SM) service in additional markets in Tennessee. Until Leap's pending acquisition of Chase Telecommunications is completed, a Leap subsidiary plans to purchase the equipment and services required by Chase Telecommunications under the subsidiary's existing equipment purchase and financing agreements, and to resell the equipment and services to Chase Telecommunications on substantially similar terms, including financing. If Leap does not complete the acquisition of Chase Telecommunications by approximately October 2000, Leap is required to purchase from the vendor the note Leap's subsidiary will provide to finance its purchase of equipment and services for Chase Telecommunications.

   Leap's wholly owned subsidiary, SMARTCOM, expects to incur significant capital expenses over the next several years. SMARTCOM plans to upgrade existing equipment and purchase additional equipment to accommodate expected subscriber growth and to enhance the quality and reliability of its system. As a relatively new wireless operating company, SMARTCOM also expects to incur operating losses for the next several years.

   Leap intends to finance the planned upgrade and expansion as well as the operation of SMARTCOM's network in fiscal 2000 through borrowings under Leap's credit agreement with QUALCOMM, the proceeds of equipment financing agreements that Leap expects to negotiate in connection with planned equipment purchases by SMARTCOM, and capital from additional financing transactions. Leap and an equipment supplier are currently negotiating a new financing agreement for SMARTCOM, and SMARTCOM has engaged an investment banker to assist it in selling equity. SMARTCOM is also exploring other capital raising alternatives. Leap cannot assure investors that SMARTCOM will obtain additional vendor funding or conclude a sale of equity or other financing transaction in fiscal 2000. If SMARTCOM does not obtain additional financing in fiscal 2000, Leap expects to delay or reduce the scope of SMARTCOM's planned expansion.

   SMARTCOM was in default of certain covenants in an equipment financing agreement at August 31, 1999. Subsequent to the end of the fiscal year, SMARTCOM and the equipment vendor amended the agreement, revising the covenants that were in default and extending the loan repayment schedule.

   In May 1999, PEGASO entered into a $100 million loan agreement with an equipment vendor and several banks. Leap guaranteed 33% of PEGASO's obligations under that agreement. In July 1999, several existing investors contributed $50 million to PEGASO as previously planned. PEGASO expects to fund a large portion of its development and operating activities in fiscal 2000 with cash from operations, proceeds of the $50 million investment, and borrowings under the $100 million loan agreement. In addition, PEGASO is seeking additional debt and equity financing, including additional vendor financing. Leap has no further commitment to contribute capital to PEGASO, although several other existing investors are committed to contribute $50 million by August 2000.

OPERATING ACTIVITIES

   Leap used $34.1 million in cash for operating activities in fiscal 1999, compared to $18.4 million in fiscal 1998. Cash used in operating activities in fiscal 1999 included $8.5 million attributable to the consolidation of SMARTCOM during the fourth quarter. Leap expects that cash used in operating activities will increase further as it expands its project development efforts. In addition, Leap expects that cash used in operating activities will increase substantially in the future as a result of its acquisition and consolidation of SMARTCOM, its pending acquisition of Chase Telecommunications, and other Leap activities related to the launch of its U.S. network.

INVESTING ACTIVITIES

   Cash used in investing activities was $158.3 million in fiscal 1999 compared to $140.7 million in fiscal 1998. Significant investments in fiscal 1999 consisted of $124.5 million of investments in and loans to Leap's operating companies ($71.4 million made before Leap began to operate as an independent company), $28.0 million for Leap's acquisition of the remaining shares of SMARTCOM, and $18.7 million on U.S. license acquisitions. Cash used in investing activities was offset by $16.0 million provided from the sale of Leap's OzPhone subsidiary. In fiscal 2000, Leap and its subsidiaries expect to make significant investments in capital assets, including network equipment and wireless communications licenses.

FINANCING ACTIVITIES

   Cash provided by financing activities during fiscal 1999 amounted to $216.5 million, representing $95.3 million of funding from QUALCOMM for Leap's operating and investing activities prior to the distribution of Leap common stock to QUALCOMM's stockholders in September 1998 and $111.1 million of net borrowings under the credit agreement with QUALCOMM after the distribution.

CURRENCY FLUCTUATION RISKS

   Leap reports its financial statements in U.S. dollars. Leap's international operating companies report their results in local currencies. Consequently, fluctuations in currency exchange rates between the U.S. dollar and the applicable local currency will affect Leap's results of operations as well as the value of its ownership interests in its operating companies.

   Generally, Leap's international operating companies generate revenues which are paid in their local currency. However, many of these operating companies' major contracts, including financing agreements and contracts with equipment suppliers, are denominated in U.S. dollars. As a result, a significant change in the value of the U.S. dollar against the national currency of an operating company could result in a significant increase in the operating company's expenses and could have a material adverse effect on the operating company and on Leap. In some emerging markets, including Mexico, significant devaluations of the local currency have occurred and may occur again in the future.

   Leap does not currently have a policy to systematically hedge against foreign currency exchange rate or interest rate risks.

INFLATION

   Inflation has had and may continue to have negative effects on the economies and securities markets of emerging market countries and could have negative effects on Leap's operating companies and any new start-up project in those countries, including their ability to obtain financing. Chile and Mexico, for example, have periodically experienced relatively high rates of inflation. The operating companies, where permitted and subject to competitive pressures, intend to increase their tariffs to account for the effects of inflation. However, in those jurisdictions where tariff rates are regulated or specified in the license, the operating companies may not successfully mitigate the impact of inflation on their operations.

YEAR 2000 ISSUE

   The Year 2000 issue arises from the fact that many computer software programs use two digits rather than four to represent a specific year. Any computer programs that have date-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a system failure or miscalculation causing disruptions of operations including a temporary inability to process transactions, send invoices or engage in similar normal business activities.

   Leap and its operating companies have recently begun their respective businesses and have designed and built their wireless communications networks and support systems with the Year 2000 issue in mind. The recent acquisition of network equipment and software does not guarantee, however, that such equipment and software will be Year 2000 compliant.

   Leap and each of its operating companies have conducted an inventory to identify its systems that may be subject to Year 2000 problems and that are critical to its business and operations. Each of Leap's operating companies has been working with its primary telecommunications and business software systems vendors on Year 2000 readiness issues. They have informed Leap and its operating companies that their products are Year 2000 ready or, if not ready, have agreed to a remediation and test program to be implemented prior to the Year 2000.

   Although Leap expects that its operating companies' critical network infrastructure systems will be Year 2000 compliant, Leap's operating companies may experience difficulties with systems maintained by third parties. For example, other telecommunications systems that interconnect with the operating companies' systems (such as landline, long-distance and power systems) could malfunction and disrupt their ability to provide wireless service. Leap's operating companies are not currently aware of evidence that a failure is likely to occur in their service areas. However, Leap's operating companies continue to evaluate the risks associated with third-party interfaces and Year 2000 issues.

     Leap continues to work at the corporate level and with its operating companies to evaluate Year 2000 risks and the development of any required remediation and contingency plans. Leap expects that Year 2000 testing and preparation will continue during the remainder of 1999. To date, Leap has not incurred any material costs in support of the Year 2000 issue. Leap estimates that it will spend $500,000 or less in calendar year 1999 to review and correct any non-compliance as well as to support the Leap operating companies and support material third party relationships.

   Leap cannot assure investors that Leap and its operating companies will be able to identify all Year 2000 problems in their systems and third-party systems in advance of the occurrence of those problems. In addition, we may not be able to remedy any problems that may occur on a timely basis. A material Year 2000 problem could result in an interruption in, or a failure of, certain normal business activities, including the provision of wireless service by the Leap operating companies. Such a problem could materially and adversely affect the business and operations of Leap and its operating companies.

   Leap expects that its operating companies in the United States, Mexico and Chile, and their critical equipment vendors, will have personnel available to assess and remedy any Year 2000 problem that may occur early in the year 2000.

FUTURE ACCOUNTING REQUIREMENTS

   In April 1998, the Accounting Standards Executive Committee issued Statement of Position ("SOP") No. 98-5, "Reporting on the Costs of Start-Up Activities," which Leap will be required to adopt for fiscal year 2000. This SOP provided guidance on the financial reporting of start-up and organizational costs. It requires start-up and organizational costs to be expensed as incurred. Leap does not expect that the adoption of SOP No. 98-5 will have a material impact on its consolidated financial position or results of operations.

   In June 1998, the FASB issued Statement of Financial Accounting Standards No. 133 ("FAS 133"), "Accounting for Derivative Instruments and Hedging Activities," which Leap must adopt for fiscal year 2001. This statement establishes a new model for accounting for derivatives and hedging activities. Under FAS 133, all derivatives must be recognized as assets and liabilities and measured at fair value. Leap does not expect that the adoption of this new accounting standard will have a material impact on its consolidated financial position or results of operations.

RISK FACTORS

LEAP HAS A LIMITED OPERATING HISTORY

   Leap has only operated as an independent company since September 1998. Because Leap and each of its operating companies are at an early stage of development, Leap faces risks generally associated with establishing a new business enterprise. When considering Leap's prospects, investors must consider the risks, expenses and difficulties encountered by companies in their early stage of development. These risks include possible disruptions and inefficiencies associated with rapid growth and workplace expansion, the difficulties associated with raising money to finance new enterprises and the difficulties of establishing a significant presence in highly competitive markets. Investors must also consider the risks Leap will face as a company in new and evolving wireless communications markets experiencing rapid growth.

LEAP HAS A HISTORY OF LOSSES AND ANTICIPATES FUTURE LOSSES

   Leap experienced net losses of $164.6 million in fiscal 1999, $46.7 million in fiscal 1998 and $5.2 million in fiscal 1997. According to generally accepted accounting principles, Leap must recognize some or all of its operating companies' losses. These losses are likely to be significant for the next several years as Leap's operating companies launch service in new markets and seek to increase their subscriber base in new and existing markets. We cannot assure investors that Leap or any of its operating companies will generate profits in the short term or at all. If Leap or any of its operating companies fails to achieve profitability, that failure could have a negative effect on the market value of the Leap common stock.

LEAP AND ITS OPERATING COMPANIES MAY FAIL TO RAISE REQUIRED CAPITAL

    Leap and its operating companies require significant additional capital to build-out and operate their planned networks and for general working capital needs. Leap also requires additional capital to invest in any new wireless opportunities, including capital for license acquisition costs. Capital markets have recently been volatile and uncertain. We cannot assure investors that these markets will improve or that Leap or its operating companies can access these markets to raise additional capital. Developing companies in emerging markets such as Latin America have found it particularly difficult to raise capital. An operating company's failure to raise required capital could adversely affect the value and prospects of that company and thus, could adversely affect the value and prospects of Leap. If Leap fails to obtain required new financing, that failure could also affect the value and prospects of Leap. For example, if Leap is unable to access capital markets, it may have to restrict its activities or sell its interests in one or more operating companies earlier than planned or at a "distressed sale" price.

HIGH LEVELS OF DEBT COULD ADVERSELY AFFECT LEAP'S BUSINESS AND FINANCIAL
CONDITION

   Leap expects to obtain much of its required capital through debt financing. Most of the debt financing bears or is likely to bear a variable interest rate, exposing Leap to interest rate risk.

   The high leverage of Leap could have important consequences, including the following:

   -  the ability of Leap to obtain additional financing may be impaired;

   - a substantial portion of Leap's future cash flows from operations must be dedicated to the payment of its debt, thus reducing the funds available for operations and investments;

   - Leap's leverage may reduce its ability to adjust rapidly to changing market conditions and may make Leap more vulnerable to future downturns in the general economy; and

   - high levels of debt may reduce the value of stockholders' investment in Leap because debt holders have priority regarding the assets of Leap in the event of a bankruptcy or liquidation.

   We cannot assure investors that Leap will have sufficient future cash flows to meet its debt payments or that Leap will successfully refinance any of its debt at maturity.

   Leap's operating companies also expect to be highly leveraged. As a result, Leap's operating companies face the same types of risks with respect to their heavy debt level as are described above. Leap's operating companies will face additional risks with respect to their equipment financing arrangements from vendors. These equipment financings will depend on meeting planned levels of performance. If any Leap operating company fails to meet performance requirements, its equipment financing may be restricted or cancelled.

   QUALCOMM has provided significant financing to Leap and its operating companies and has also agreed to provide them with significant additional financing. We cannot assure you Leap and its operating companies will not experience disputes or difficulties with QUALCOMM with respect to these agreements. The business and prospects of Leap and its operating companies would be adversely affected if they were not able to draw funds under their financing agreements with QUALCOMM.

INTERNATIONAL RISKS COULD ADVERSELY AFFECT LEAP'S BUSINESS

   Leap faces many risks from its international activities. Leap's operating companies largely depend on the economies in which they operate and these economies are in various stages of development. Some of these markets are subject to rapid fluctuations in currency exchange rates, consumer prices, inflation, employment levels and gross domestic product. Economic difficulties in Russia, for example, negatively affected the development of telecommunications companies in which Leap holds minority interests.

   In addition, foreign law and courts govern many of the agreements of Leap's operating companies. Other parties may breach or may make it difficult to enforce these agreements. Further, public awareness of the risks associated with international operations may increase the volatility of the market price of Leap's common stock.

   Leap will also face country-specific risks. The country-specific risks that Leap faces include:

          Risks Associated With Doing Business in Mexico: Mexico's currency and financial markets continue to experience volatility. The impact on the Mexican economy of the economic crisis which began in Asia and then spread to Eastern Europe and Brazil has affected the ability of Mexican companies to access the capital markets. We cannot assure you that the ability of Mexican companies to access the capital markets will improve or that it will not deteriorate further in the future. The economy of Mexico historically also has close ties to fluctuations in the price of oil and petroleum products. Fluctuations in the prices of these products and continuing political tensions in Mexico could negatively impact Leap's prospects in Mexico. A number of international telecommunications companies, including Bell Atlantic, AT&T, MCI, Motorola, Nextel and SBC, as well as local competitors such as Telmex and other Mexican telecommunications companies, continue to actively engage in developing telecommunications services in Mexico. Most of these competitors have substantially greater resources than PEGASO. We cannot assure you that PEGASO will be able to compete successfully.

          Risks Associated With Doing Business in Chile: The Leap operating company in Chile depends largely on the economy of that country. Fluctuations in the price of natural resources historically affect the economy of Chile. The economic crisis that began in Asia and spread to Eastern Europe and Brazil has negatively impacted some commodity prices, which could negatively impact Leap's prospects in Chile. Although Chilean prices and its currency generally have been stable, this stability has required continued intervention by the Chilean government. Also, the Chilean telecommunications market historically has been very price competitive. The existing competitors in Chile include BellSouth, Telefonica and Entel, all of whom have greater financial resources and more established operations than SMARTCOM. We cannot assure you that SMARTCOM will compete successfully.

LEAP'S FAILURE TO MAINTAIN ITS EXISTING LICENSES AND OBTAIN NEW LICENSES COULD AFFECT ITS COMPETITIVE POSITION

   Leap's operating companies must maintain their existing telecommunications licenses to continue offering wireless telecommunications services. Changes in regulations or an operating company's failure to comply with the terms of a license could result in a loss of the license, penalties and fines. For example, an operating company could lose its license if it failed to construct or operate a wireless network as required by the license. If a Leap operating company loses a license, that loss could have a material adverse effect on the operating company and on Leap.

   State regulatory agencies, the FCC, the United States Congress and the courts regulate the operation of wireless telecommunications systems and the use of licenses in the United States. We cannot assure you that the FCC, Congress, the courts or state agencies having jurisdiction over Leap's operating companies will not take actions that could negatively affect Leap's business and financial condition.

   Foreign governmental authorities regulate the operation of wireless telecommunications systems and the use of licenses in the foreign countries in which Leap's operating companies operate. In some cases, the regulatory authorities also operate the competitors of Leap's operating companies. Changes in the current regulatory environment of these markets could have a negative effect on Leap. In addition, the regulatory frameworks in some of these countries are relatively new and the interpretation of regulations is uncertain. This uncertainty may create legal risks for Leap's operating companies.

   Leap believes that intense competition will surround the acquisition of new telecommunications licenses. If Leap fails to obtain new licenses, or cannot otherwise participate in companies that obtain new licenses, Leap's ability to expand its operations would be limited.

THE FCC'S DECISION THAT LEAP IS QUALIFIED TO HOLD C-BLOCK AND F-BLOCK LICENSES IS SUBJECT TO REVIEW AND APPEAL

   Leap's business plan anticipates and depends on its acquisition and operation of C-Block and F-Block spectrum licenses in the United States. Although C-Block and F-Block licenses are generally more available and are less expensive to obtain than licenses in other spectrum blocks, a licensee may hold these licenses only if it qualifies as a "designated entity" under FCC rules.

   In July 1999, the FCC issued an opinion and order that found that Leap was entitled to acquire C-Block and F-Block licenses. The order also approved Leap's acquisition of the 36 C-Block licenses that Leap won in the FCC's 1999 spectrum reauction, and approved the transfer to Leap of four F-Block licenses covering portions of North and South Carolina, in each case subject to the fulfillment of certain conditions. In October 1999, the FCC issued the 36 reauction licenses to Leap.

   Each of the conditions imposed by the FCC has been satisfied except for the condition that Leap reduce its debt to QUALCOMM to 50% or less of its outstanding debt by January 2001 and except for Leap's continuing obligation, during the designated entity holding period for its C-Block and F-Block spectrum licenses, to ensure that persons who are or were previously officers or directors of QUALCOMM do not comprise a majority of Leap's Board of Directors or a majority of its officers. Leap anticipates satisfying the debt reduction condition through additional financing activities, but Leap cannot guarantee that it will be able to reduce its debt to QUALCOMM to the required level. If Leap fails in the future to meet any of the conditions imposed by the FCC or otherwise fails to maintain its qualification to own C-Block and F-Block licenses, that failure would have a material adverse effect on Leap's financial condition and business prospects.

   Various parties, including the U.S. Small Business Administration, previously challenged Leap's qualification to hold C-Block and F-Block licenses, and a wireless operating company has requested that the FCC review its order. In addition, one or more of such parties may appeal the FCC's order approving Leap's acquisition of C-Block and F-Block licenses.

Leap cannot assure investors that it will prevail in connection with any such appeal or that it will remain qualified to hold C-Block or F-Block spectrum licenses.

CALL VOLUME UNDER CRICKET(SM) FLAT PRICE PLANS COULD EXCEED THE CAPACITY OF LEAP'S WIRELESS NETWORKS

   Leap's strategy in the United States, marketed under the name Cricket(SM), is to offer consumers a service plan that allows them to make all of the local calls they want for a flat monthly rate. Leap's business plans for this strategy assume that Cricket(SM) customers will use their wireless phones for substantially more minutes per month than customers who purchase service from other providers under more typical plans. Leap intends to design its U.S. networks to accommodate the expected high call volume. Leap also believes that the CDMA technology it plans to utilize is particularly well suited to support high volume applications. In addition, Leap expects that the capacity of CDMA products will be enhanced in the future with third generation technologies. Despite these plans, if wireless use by Cricket(SM) subscribers exceeds the capacity of Leap's future networks, service quality may suffer and Leap may be forced to raise the price of its Cricket(SM) service to reduce volume or otherwise limit the number of new subscribers. If Leap's planned networks cannot handle the call volumes they experience, Leap's competitive position and business prospects in the U.S. are likely to suffer materially.

LEAP MAY EXPERIENCE DIFFICULTIES IN CONSTRUCTING AND OPERATING ITS TELECOMMUNICATIONS NETWORKS

   Leap and its operating companies will need to construct new telecommunications networks and expand existing networks. Leap and its operating companies will be heavily dependent on its suppliers and contractors to successfully complete these complex construction projects. Leap and its operating companies may experience quality deficiencies, cost overruns and delays on their construction projects, including deficiencies, overruns and delays not within their control or the control of their contractors. We cannot assure you that Leap and its operating companies can complete construction projects for the amount budgeted or on a timely basis. A failure to satisfactorily complete construction projects could jeopardize spectrum licenses and subscriber contracts. As a result, a failure of this type could have a negative effect on Leap and its operating companies.

   Even if Leap and its operating companies complete construction in a timely and cost effective manner, they will also face challenges in managing and operating their telecommunications systems. These challenges include operating and maintaining the telecommunications operating equipment and managing the sales, advertising, customer support, billing, and collection functions of the business. A failure by Leap or any of its operating companies in any of these areas could undermine customer satisfaction, increase churn, reduce revenues and otherwise negatively effect Leap and its operating companies.

   Several of Leap's operating companies have experienced reliability problems with respect to their network infrastructure equipment in their initial year of operation. Leap and its operating companies are working with vendors to address these problems. If the network infrastructure equipment that Leap's operating companies have purchased ultimately fails to perform as expected, that failure could have a material adverse effect on Leap and its operating companies.

A DETERMINATION THAT LEAP IS AN INVESTMENT COMPANY COULD ADVERSELY AFFECT ITS BUSINESS

   A large portion of Leap's assets consists of investments in entities in which Leap does not own an interest greater than 50%. In addition, Leap expects that its ownership interests in its operating companies will vary over time as the ventures raise additional capital and as Leap considers participating in new ventures. As a result, Leap could be subject to the registration requirements of the Investment Company Act of 1940. The Investment Company Act of 1940 requires registration of companies that engage primarily in the business of investing in stock. Because Leap intends to actively participate in managing the business operations of its operating companies, Leap does not believe it is primarily engaged in the business of investing in stock. Leap intends to monitor and adjust its interests in its operating companies to the extent practical to avoid subjecting itself to the Investment Company Act of 1940. In addition, to clarify Leap's status under the Investment Company Act of 1940, in September 1998 Leap filed a request for an exemptive order from the SEC declaring Leap to be primarily engaged in a business other than investing in stock. The SEC has not yet ruled on Leap's application. We cannot assure investors that the requested exemptive order will be granted. If we must register as an investment company under the Investment Company Act of 1940, compliance with these regulations will negatively impact Leap's business.

LEAP FACES SIGNIFICANT COMPETITION

   The wireless telecommunications industry is very competitive and competition is increasing. Many competitors have substantially greater resources than Leap and its operating companies. We cannot assure you that Leap or its operating companies will compete successfully.

   Although the deployment of advanced telecommunications services is in its early stages in many developing countries, Leap believes competition is increasing as businesses and foreign governments realize the market potential of telecommunications services. Leap's operating companies currently face competition from existing wireless telecommunications providers. In addition, a number of large telecommunications companies are implementing programs to deploy telecommunications services in both developing and developed countries. Leap's operating companies also compete against landline carriers, including government-owned telephone companies. In addition, Leap's operating companies may face competition with technologies and services introduced in the future. Although Leap's operating companies intend to use relatively new technologies, newer technologies may make their technologies obsolete. Leap also expects the price that its operating companies charge for their products and services in some regions will decline over the next few years as competition increases in their markets.

   In the United States, Leap will compete directly with other wireless providers in each of its markets, many of whom have greater resources than Leap and entered the market before Leap. A few of Leap's competitors operate wireless telecommunications networks covering most of the United States. Competitors' earlier entry and broader presence in the U.S. telecommunications market may have a negative effect on Leap's ability to successfully implement its strategy. In addition, other wireless providers could attempt to implement Leap's strategy of providing local service at a flat-rate. Providers who offered such a service in Leap's market areas would directly compete against Leap in its market niche. Also, it is likely that some competitors will market other services, including cable television access, landline telephone service and Internet access, that Leap does not currently intend to market. Leap also expects to compete with new entrants to the U.S. wireless markets as well as other telecommunications technologies, including paging, enhanced specialized mobile radio and global satellite networks.

THE LOSS OF KEY PERSONNEL COULD HARM LEAP'S BUSINESS

   Leap believes its success depends on the contributions of a number of its key personnel. Leap's key personnel include Harvey P. White, Chairman of the Board and Chief Executive Officer; and Susan G. Swenson, President and Chief Operating Officer. If Leap lost the services of key personnel, that loss could materially harm Leap. Leap does not maintain "key person" life insurance on any employee.

ISSUANCE OF SHARES RESERVED FOR FUTURE ISSUANCE WILL REDUCE YOUR PERCENTAGE OWNERSHIP INTEREST IN LEAP

   On September 30, 1999, 18,428,330 shares of Leap common stock were outstanding. In addition, 14,580,297 additional shares of Leap common stock were reserved for issuance on September 30, 1999, including:

   - 4,500,000 shares reserved for issuance upon exercise of the warrant issued to QUALCOMM;

   - 3,674,430 shares reserved for issuance to employees, officers, directors and consultants under Leap's equity incentive plans;

   - 4,136,373 shares reserved for issuance upon exercise of options to purchase Leap common stock granted in connection with the distribution of Leap's common stock to the stockholders of QUALCOMM; and

   - 2,269,494 shares reserved for issuance upon conversion of outstanding QUALCOMM Trust Convertible Preferred Securities.

   If Leap were to issue all of the shares reserved for issuance, the current holders of shares of Leap's currently outstanding common stock would hold only 56% of the outstanding common stock.

LEAP HAS IMPLEMENTED ANTI-TAKEOVER PROVISIONS THAT COULD PREVENT AN ACQUISITION OF LEAP THAT IS BENEFICIAL TO ITS STOCKHOLDERS

   Leap's charter and bylaws could make it more difficult for a third party to acquire Leap, even if doing so would be beneficial to its stockholders. Leap's charter and bylaw provisions could diminish the opportunities for a stockholder to participate in tender offers. The charter and bylaws may also restrain volatility in the market price of the Leap common stock resulting from takeover attempts. In addition, the Board of Directors may issue preferred stock that could have the effect of delaying or preventing a change in control of Leap. The issuance of preferred stock could also negatively affect the voting power of the holders of Leap common stock. The provisions of the charter and bylaws may have the effect of discouraging or preventing an acquisition of Leap or a sale of its businesses.

   The preferred stock purchase rights attached to each share of Leap common stock could discourage, delay or prevent an acquisition of Leap at a premium price. The purpose of the preferred stock purchase rights is to assure that all of Leap's stockholders receive fair and equal treatment in the event of any proposed takeover of Leap. The preferred stock purchase rights also guard against a party using abusive tactics to gain control of Leap without paying all stockholders a control premium. The preferred stock purchase rights will cause substantial dilution to a person or group acquiring 15% or more of Leap's stock if the acquisition is not approved by the Board of Directors, although the rights should not interfere with any merger approved by the Board of Directors.

   Leap's ownership of U.S. wireless telecommunications licenses that may only be transferred to licensees who meet restrictive eligibility conditions also adversely affects the ability of third parties to acquire Leap.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

   Interest Rate Risk. Leap's exposure to market risk for changes in interest rates relates primarily to its variable rate long-term debt obligations. The general level of U.S. interest rates and/or LIBOR affect the interest expense that Leap recognizes on its variable rate long-term debt obligations. As of August 31, 1999, the principal amounts of Leap's variable rate long-term debt obligations amounted to $210.3 million. An increase of 10% in interest rates would increase Leap's interest expense for fiscal year 2000 by approximately $2.3 million. This hypothetical amount is only suggestive of the effect of changes in interest rates on Leap's results of operations in fiscal year 2000.

     Foreign Exchange Market Risk. The long-term debt obligations of Leap's wholly owned Chilean subsidiary, SMARTCOM, which are denominated in the U.S. dollar, are subject to the effects of currency fluctuations and may affect reported earnings and losses. A significant change in the value of U.S. dollar against the Chilean peso could result in a significant increase in the consolidated expenses of Leap. As of August 31, 1999, SMARTCOM's long-term debt obligations that were denominated in the U.S. dollar amounted to $101.7 million. Leap's results of operations would be negatively impacted by approximately $11.9 million for fiscal year 2000 if the U.S. dollar were to appreciate against the Chilean peso by 10%. This hypothetical amount is only suggestive of the effect of currency fluctuations on Leap's results of operations in fiscal year 2000.

                        LEAP WIRELESS INTERNATIONAL, INC.
                           CONSOLIDATED BALANCE SHEETS
                        (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                             AUGUST 31,
                                                                    -------------------------
                                                                       1999            1998
                                                                    ---------       ---------
ASSETS                                                                              (RESTATED)
Cash and cash equivalents ......................................    $  26,215       $      --
Accounts receivable, net .......................................        2,726              --
Inventories ....................................................        5,410              --
Recoverable taxes ..............................................        3,907              --
Other current assets ...........................................        1,926              --
                                                                    ---------       ---------
    Total current assets .......................................       40,184              --
                                                                    ---------       ---------
Property and equipment, net ....................................      116,947              --
Investments in and loans receivable from unconsolidated
     wireless operating companies ..............................       94,429         150,914
Intangible assets, net .........................................       73,944           6,838
Deposits and other assets ......................................        9,827              --
                                                                    ---------       ---------
    Total assets ...............................................    $ 335,331       $ 157,752
                                                                    =========       =========
LIABILITIES AND STOCKHOLDERS' EQUITY
Accounts payable and accrued liabilities .......................    $  16,372       $   5,789
Loans payable to banks .........................................       17,225           9,000
                                                                    ---------       ---------
    Total current liabilities ..................................       33,597          14,789
                                                                    ---------       ---------
Long-term debt .................................................      221,812              --
Other long-term liabilities ....................................        8,504              --
                                                                    ---------       ---------
    Total liabilities ..........................................      263,913          14,789
                                                                    ---------       ---------
Commitments and contingencies (Note 12)
Minority interest in consolidated subsidiary ...................          518              --
                                                                    ---------       ---------
Stockholders' equity:
  Preferred stock - authorized 10,000,000 shares
    $.0001 par value, no shares issued and outstanding .........           --              --
  Common stock - authorized 75,000,000 shares;
    $.0001 par value, 18,370,974 shares issued and outstanding..            2              --
  Additional paid-in capital ...................................      291,189              --
  Former parent company's investment ...........................           --         197,598
  Accumulated deficit ..........................................     (216,896)        (52,283)
  Accumulated other comprehensive loss .........................       (3,395)         (2,352)
                                                                    ---------       ---------
    Total stockholders' equity .................................       70,900         142,963
                                                                    ---------       ---------
    Total liabilities and stockholders' equity .................    $ 335,331       $ 157,752
                                                                    =========       =========


           See accompanying notes to consolidated financial statements.

                        LEAP WIRELESS INTERNATIONAL, INC.

          CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
                      (IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                                      YEAR ENDED AUGUST 31,
                                                            -----------------------------------------
                                                              1999            1998             1997
                                                            ---------       ---------       ---------
                                                                            (RESTATED)      (RESTATED)
Operating revenues ....................................     $   3,907       $      --       $      --
                                                            ---------       ---------       ---------
Operating expenses:
Cost of operating revenues ............................        (3,810)             --              --
Selling, general and administrative expenses ..........       (28,745)        (23,888)         (1,361)
Depreciation and amortization .........................        (5,824)             --              --
                                                            ---------       ---------       ---------
       Total operating expenses .......................       (38,379)        (23,888)         (1,361)
                                                            ---------       ---------       ---------
   Operating loss .....................................       (34,472)        (23,888)         (1,361)
Equity in net loss of unconsolidated wireless
   operating companies ................................      (100,300)        (23,118)         (3,793)
Write-down of investments in unconsolidated wireless
   operating companies ................................       (27,242)             --              --
Interest income .......................................         2,505             273              --
Interest expense and amortization of discount and
   facility fee .......................................       (10,356)             --              --
Foreign currency transaction losses ...................        (7,211)             --              --
Gain on sale of wholly owned subsidiary ...............         9,097              --              --
Gain on issuance of stock by unconsolidated wireless
   operating company ..................................         3,609              --              --
Other income (expense), net ...........................          (243)             --              --
                                                            ---------       ---------       ---------
   Net loss ...........................................      (164,613)        (46,733)         (5,154)
   Other comprehensive income (loss):
   Foreign currency translation (losses) gains ........        (1,043)         (2,412)             60
                                                            ---------       ---------       ---------
   Comprehensive loss .................................     $(165,656)      $ (49,145)      $  (5,094)
                                                            =========       =========       =========

Basic and diluted net loss per common share (Note 2) ..     $   (9.19)      $   (2.65)      $   (0.29)
                                                            =========       =========       =========

Shares used to calculate basic and diluted net loss
    per common share (Note 2) .........................        17,910          17,648          17,648
                                                            =========       =========       =========



          See accompanying notes to consolidated financial statements.

                        LEAP WIRELESS INTERNATIONAL, INC.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)


                                                                       YEAR ENDED AUGUST 31,
                                                            -----------------------------------------
                                                              1999            1998             1997
                                                            ---------       ---------       ---------
                                                                            (RESTATED)      (RESTATED)
Operating activities:
  Net loss ...........................................      $(164,613)      $ (46,733)      $  (5,154)
  Adjustments to reconcile net loss to net
      cash used in operating activities:
    Depreciation and amortization ....................          5,824              --              --
    Gain on sale of wholly owned subsidiary ..........         (9,097)             --              --
    Gain on issuance of stock by unconsolidated
      wireless operating company .....................         (3,609)             --              --
    Equity in net loss of unconsolidated
      wireless operating companies ...................        100,300          23,118           3,793
    Write-down of investments in unconsolidated
      wireless operating companies ...................         27,242              --              --
    Interest accrued to loans receivable
      and payable - net ..............................          8,251            (273)             --
    Other ............................................           (386)             --              --
    Changes in assets and liabilities, net of
      effects from acquisition:
      Accounts receivable, net .......................         (1,203)             --              --
      Inventories ....................................          1,873              --              --
      Recoverable taxes ..............................           (599)             --              --
      Deposits and other assets ......................         (5,989)             --              --
      Accounts payable and accrued liabilities .......          9,671           5,510             168
      Other liabilities ..............................         (1,770)             --              --
                                                            ---------       ---------       ---------
Net cash used in operating activities ................        (34,105)        (18,378)         (1,193)
                                                            ---------       ---------       ---------
Investing activities:
  Purchase of property and equipment .................         (3,935)             --              --
  Investments in and loans to unconsolidated wireless
      operating companies ............................       (124,471)       (133,904)        (46,000)
  Loan receivable to related party ...................        (17,500)             --              --
  Repayment of loan receivable from related party ....         17,500              --              --
  Acquisitions, net of cash acquired .................        (26,942)           (564)             --
  Purchase of wireless communications licenses .......        (19,009)         (6,274)             --
  Proceeds from sale of wholly owned subsidiary ......         16,024              --              --
                                                            ---------       ---------       ---------
Net cash used in investing activities ................       (158,333)       (140,742)        (46,000)
                                                            ---------       ---------       ---------
Financing activities:
  Proceeds from loans payable to banks ...............          6,720           9,000              --
  Borrowings under credit agreement ..................        128,584              --              --
  Repayment of borrowings under credit agreement .....        (17,500)             --              --
  Issuance of common stock ...........................          2,301              --              --
  Exercise of subsidiary stock options ...............          1,103              --              --
  Former parent company's investment .................         95,268         150,120          47,193
                                                            ---------       ---------       ---------
Net cash provided by financing activities ............        216,476         159,120          47,193
                                                            ---------       ---------       ---------
Effect of exchange rate changes on cash and
       cash equivalents ..............................          2,177              --              --
                                                            ---------       ---------       ---------
Net increase in cash and cash equivalents ............         26,215              --              --
Cash and cash equivalents at beginning of year .......             --              --              --
                                                            ---------       ---------       ---------
Cash and cash equivalents at end of year .............      $  26,215       $      --       $      --
                                                            =========       =========       =========


          See accompanying notes to consolidated financial statements.

                        LEAP WIRELESS INTERNATIONAL, INC.

                                 (IN THOUSANDS)



                                                                    YEAR ENDED AUGUST 31,
                                                            -------------------------------------
                                                              1999           1998          1997
                                                            --------       --------      --------
Supplemental disclosure of non-cash investing
  and financing activities:
  Loans to unconsolidated wireless operating
      companies converted to equity investment .......      $ 50,196       $     --      $     --
  Long-term financing to purchase assets .............      $  8,791       $     --      $     --
  Facility fee due on long-term debt .................      $  5,300       $     --      $     --
  Repurchase of warrant ..............................      $  5,355       $     --      $     --

Supplemental disclosure of cash used for acquisitions:
  Total purchase value ...............................      $ 43,699       $    564      $     --
  Note payable issued, net of discount ...............       (15,699)            --            --
  Cash acquired ......................................        (1,058)            --            --
                                                            --------       --------      --------
  Cash used for acquisitions .........................      $ 26,942       $    564      $     --
                                                            ========       ========      ========



          See accompanying notes to consolidated financial statements.

                        LEAP WIRELESS INTERNATIONAL, INC.

                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                        (IN THOUSANDS, EXCEPT SHARE DATA)


                                                                                FORMER                    ACCUMULATED
                                            COMMON STOCK        ADDITIONAL      PARENT                       OTHER
                                      -----------------------    PAID-IN       COMPANY'S   ACCUMULATED   COMPREHENSIVE
                                        SHARES       AMOUNT      CAPITAL      INVESTMENT     DEFICIT     INCOME (LOSS)    TOTAL
                                      ----------   ----------   ----------    ----------   -----------   -------------  ----------
Balance at August 31, 1996 ........           --   $       --   $       --    $      285    $     (396)   $       --    $     (111)
  Transfers from former parent ....           --           --           --        47,193            --            --        47,193
  Net loss (restated) .............           --           --           --            --        (5,154)           --        (5,154)
  Foreign currency translation
    adjustment ....................           --           --           --            --            --            60            60
                                      ----------   ----------   ----------    ----------    ----------    ----------    ----------
Balance at August 31, 1997 ........           --           --           --        47,478        (5,550)           60        41,988
  Transfers from former parent ....           --           --           --       150,120            --            --       150,120
  Net loss (restated) .............           --           --           --            --       (46,733)           --       (46,733)
  Foreign currency translation
    adjustment ....................           --           --           --            --            --        (2,412)       (2,412)
                                      ----------   ----------   ----------    ----------    ----------    ----------    ----------
Balance at August 31, 1998 ........           --           --           --       197,598       (52,283)       (2,352)      142,963
  Transfers from former parent ....           --           --           --        95,268            --            --        95,268
  Distribution by former parent ...   17,647,685            2      292,864      (292,866)           --            --            --
  Repurchase of warrant ...........           --           --       (5,355)           --            --            --        (5,355)
  Issuance of common stock ........      723,289           --        2,356            --            --            --         2,356
  Effect of subsidiary and
   unconsolidated wireless
   operating company equity
   transactions ...................           --           --        1,324            --            --            --         1,324
  Net loss ........................           --           --           --            --      (164,613)           --      (164,613)
  Foreign currency translation
   adjustment .....................           --           --           --            --            --        (1,043)       (1,043)
                                      ----------   ----------   ----------    ----------    ----------    ----------    ----------
Balance at August 31, 1999 ........   18,370,974   $        2   $  291,189    $       --    $ (216,896)   $   (3,395)   $   70,900
                                      ==========   ==========   ==========    ==========    ==========    ==========    ==========



          See accompanying notes to consolidated financial statements.

                        LEAP WIRELESS INTERNATIONAL, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1.  THE COMPANY

The Company and Nature of Business

     Leap Wireless International, Inc., a Delaware corporation, and its wholly owned and majority-owned subsidiaries (the "Company" or "Leap") is a wireless communications carrier that deploys, owns and operates networks in domestic and international markets. Through its operating companies, Leap has launched all-digital wireless networks in the United States, Chile and Mexico. The Company was incorporated on June 24, 1998 as a wholly owned subsidiary of QUALCOMM Incorporated ("QUALCOMM"). On September 23, 1998 (the "Distribution Date"), QUALCOMM distributed all of the outstanding shares of common stock of the Company to QUALCOMM's stockholders as a taxable dividend (the "Distribution"). In connection with the Distribution, one share of Company common stock was issued for every four shares of QUALCOMM common stock outstanding on September 11, 1998. Following the Distribution, the Company and QUALCOMM operate as independent companies.

The Distribution

     QUALCOMM transferred to the Company its equity interests in the following domestic and international wireless communications operating companies: Chilesat Telefonia Personal, S.A., to be renamed SMARTCOM PCS ("SMARTCOM"), Pegaso Telecomunicaciones, S.A. de C.V. ("PEGASO"), Chase Telecommunications Holdings, Inc. ("Chase"), Metrosvyaz Limited ("Metrosvyaz"), Orrengrove Investments Limited ("Orrengrove"), OzPhone Pty. Ltd. ("OzPhone"), and certain other development stage businesses which are today operating under the trade name "Cricket" (collectively, the "Leap Operating Companies"). Metrosvyaz, Orrengrove and OzPhone have been subsequently written off, written down or sold. See Notes 3 and 4. QUALCOMM also transferred to the Company cash and its right to receive payment from working capital and other loans QUALCOMM made to the Leap Operating Companies, as well as certain miscellaneous assets and liabilities. The aggregate net tangible book value of the assets transferred by QUALCOMM to the Company in connection with the Distribution was approximately $236 million. The consolidated financial statements reflect the Company as if it were a separate entity for all periods presented.

Additional Capital Needs

     The Company experienced net losses for the years ended August 31, 1999, 1998 and 1997 of $164.6 million, $46.7 million and $5.2 million, respectively. Further, the Leap Operating Companies are in the early stages of developing and deploying their respective telecommunications systems. Such systems require significant expenditures, a substantial portion of which is incurred before corresponding revenues are generated. In addition, the Company and its operating companies are expected to be highly leveraged which will lead to significant interest expense and principal repayment obligations. The Company therefore expects to incur significant expenses in advance of generating revenues and, as a result, to incur substantial additional losses in the near term. There can be no assurance that the Company or any of the Leap Operating Companies will achieve or sustain profitability in the future. Furthermore, there can be no assurance that the Company will generate sufficient cash flows to meet its debt obligations or successfully refinance any of its debt at maturity.

     The Company's ability to generate revenues will be dependent on a number of factors, including the future operations and profitability of its operating companies. The Leap Operating Companies are expected to incur substantial losses for the next several years. These operating companies will require substantial additional financing to build-out and operate their planned networks. If the Leap Operating Companies do not obtain additional financing in fiscal 2000, Leap expects that the scope of the planned network build-outs will be reduced. If the Company is unable to obtain additional working capital or financing, the Company may have to restrict its activities or sell its interests in one or more operating companies.

There can be no assurance that any of the Leap Operating Companies or any other companies in which Leap may acquire an interest will be able to obtain the additional financing they require, or become profitable. The failure of these companies to build-out their systems, meet their payment obligations or become profitable would adversely affect the value of the Company's assets and its future profitability.

    The Company expects to obtain much of its required near-term financing through borrowings under its secured credit facility with QUALCOMM (the "Credit Agreement"). The Credit Agreement bears interest at a variable rate, exposing the Company to interest rate risk. The Company expects that it will have borrowed substantially all of the funds available to it under the Credit Agreement by the end of calendar year 2000. As one of the conditions to the Federal Communications Commission's ("FCC") recognition of the Company's qualification to hold C-Block and F-Block licenses of PCS spectrum, however, the Company must take steps so that by January 2001, QUALCOMM holds no more than 50% of the Company's debt obligations. There can be no assurance that additional sources of debt financing will be available to the Company to finance its operations after the Credit Agreement has been fully drawn or to comply with the condition imposed by the FCC regarding the Company's debt to QUALCOMM. If Leap fails to meet any of the conditions imposed by the FCC or otherwise fails to maintain its qualification to own C-Block and F-Block licenses, that failure would have a material adverse effect on Leap's financial condition and business prospects.

International Risks

    The Company is subject to numerous risks as a result of its international activities. The Leap Operating Companies are dependent, in large part, on the economies of the markets in which they have operations. Those markets and other markets in which the Company may operate are in countries with economies in various stages of development, some of which are subject to rapid fluctuations in currency exchange rates, consumer prices, inflation, employment levels and gross domestic product. As a result, the Company and the Leap Operating Companies are exposed to market risk from these changes, and are subject to other economic and political risks, which could impact their results of operations and financial condition.

NOTE 2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

    The consolidated financial statements include the accounts of Leap and its wholly owned and majority owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in the consolidated financial statements. Investments in entities, which Leap exercises significant influence, but does not control, are accounted for using the equity method. In fiscal 1999, to accommodate the different fiscal periods of the Company and its foreign operating companies, the Company extended the lag for recognition of its share of net earnings or losses of such foreign companies from one month to two months. The effect of this change on previously reported amounts was not significant.

    For the fourth quarter of fiscal 1999, the financial statements of SMARTCOM are included in the consolidated financial statements of the Company as a result of the Company's acquisition of the remaining 50% of SMARTCOM that it did not already own. The accounts of SMARTCOM have been consolidated using a two-month lag.

Financial Statement Preparation

    The consolidated financial statements are prepared using generally accepted accounting principles. These principles require management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported amounts of revenues and expenses. Actual results could differ from those estimates. Certain prior period amounts have been reclassified to conform to the current period presentation.

Restatement

    The Company adopted the equity method of accounting for its investment in Chase in the third quarter of fiscal 1999. Prior to that time, Leap accounted for its investment in Chase under the cost method. Accordingly, all prior periods presented in these financial statements have been adjusted retroactively in accordance with generally accepted accounting principles.

Issuance of Stock by Subsidiaries and Equity Investees

       The Company recognizes gains and losses on issuance of stock by subsidiaries and equity investees in its Consolidated Statement of Operations and Comprehensive Loss, except for those subsidiaries and equity investees that are in the development stage. For those entities in the development stage, gains and losses are reflected in "effect of subsidiary and unconsolidated wireless operating company equity transactions" in the Consolidated Statements of Stockholders' Equity.

Foreign Currency Translation and Transactions

   The Company uses the local currency as the functional currency for all of its international consolidated and unconsolidated operating companies, except where such operating companies operate in highly inflationary economies. Assets and liabilities are translated into U.S. Dollars at the exchange rate in effect at the balance sheet date. Revenues and expense items are translated at the average rate prevailing during the period. Resulting unrealized gains and losses are accumulated and reported as other comprehensive income or loss.

   The functional currency of the Company's foreign investees that operate in highly inflationary economies is the U.S. Dollar. The monetary assets and liabilities of these foreign investees are re-measured into U.S. Dollars at the exchange rate in effect at the balance sheet date. Revenues, expenses, gains and losses are translated at the average exchange rate for the period, and non-monetary assets and liabilities are translated at historical rates.

   Resulting re-measurement gains or losses of foreign investees are recognized in the results of operations.

   Mexico ceased to be considered a highly inflationary economy as of January 1, 1999 and, as a result, PEGASO changed its functional currency from the U.S. Dollar to its local currency on that date.

Cash and cash equivalents

    The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. At August 31, 1999, the Company's cash and cash equivalents consisted of deposits with banks and investments in money market accounts and mutual funds. The Company has not experienced any losses on its deposits of cash and cash equivalents.

Fair Value of Financial instruments

    The carrying amounts of certain of the Company's financial instruments, including cash equivalents, accounts receivable, recoverable taxes and accounts payable approximate fair value due to their short-term maturities. Loans payable to banks and other long-term debts approximate fair value due to their risk adjusted market rates of interest.

Accounts Receivable

    The Company's trade accounts receivable are derived from revenue earned from customers located in Chile and are denominated in Chilean pesos. The Company records an allowance for uncollectable accounts receivable with respect to those amounts estimated not to be recoverable.

Inventories

    Inventories consist of handsets and accessories not yet placed into service and are stated at the lower of cost or market. The Company uses the first-in, first-out method of determining inventory cost.

Recoverable Taxes

    Recoverable taxes relate to value added taxes (VAT) incurred on the supply of goods and services which, are eventually borne by the final consumer. VAT payments made by the Company on the build-out of its wireless communications networks are recovered in cash from customers as services are provided.

Investments in Unconsolidated Wireless Operating Companies

   The Company uses the equity method to account for investments in corporate entities in which it exercises significant influence, but does not control. Under the equity method, the investment is originally recorded at cost and adjusted to recognize the Company's share of net earnings or losses of the investee, limited to the extent of the Company's investment in, advances to and financial guarantees for the investee. Such earnings or losses of the Company's investees are adjusted to reflect the amortization of any differences between the carrying value of the investment and the Company's equity in the net assets of the investee. For those unconsolidated subsidiaries where the Company is the only contributor of assets, equity in net losses of wireless operating companies includes 100% of the losses of the equity investee.

Property and equipment

    Property and equipment are recorded at cost. Constructed assets are recorded at cost plus capitalized interest and direct costs incurred during the construction phase. Depreciation is applied using the straight-line method over the estimated useful lives of the assets, ranging from two to ten years, once the assets are placed in service. Leasehold improvements are amortized over the shorter of their estimated useful lives or the remaining term of the related lease. Repairs and maintenance costs are expensed as incurred.

Intangible Assets

    Intangible assets, primarily telecommunications licenses and rights to telecommunications network systems, are recorded at cost and amortized over their estimated useful lives upon commencement of commercial service, which currently range from ten to twenty-eight years.

Long-Lived Assets

   The Company reviews long-lived assets and certain identifiable intangibles for impairment whenever events or changes in circumstances indicate that the total amount of an asset may not be recoverable. An impairment loss is recognized when estimated future cash flows expected to result from the use of the asset and its eventual disposition are less than its carrying amount.

Debt Discount and Facility Fees

    Debt discount and facility fees are amortized and recognized as interest expense under the interest method.

Revenue recognition

    Operating revenues are recognized as telecommunications services are rendered and as handsets and other products are delivered to customers.

Stock-based Compensation

    The Company measures compensation expense for its employee and outside directors stock-based compensation using the intrinsic value method. Compensation charges related to non-employee stock-based compensation are measured using the fair value method.

Income Taxes

   Current income tax benefit (expense) is the amount expected to be receivable (payable) for the current year. A deferred tax asset and/or liability is computed for both the expected future impact of differences between the financial statement and tax bases of assets and liabilities and for the expected future tax benefit to be derived from tax loss and tax credit carry forwards. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be "more likely than not" realized in future tax returns. Tax rate changes are reflected in income in the period such changes are enacted.

Reporting Comprehensive Income (Loss)

    Effective September 1, 1998, the Company adopted the provisions of Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards ("SFAS") No. 130, "Reporting Comprehensive Income." This statement requires the Company to report in its financial statements, in addition to net income (loss), comprehensive income (loss) and its components, including foreign currency translation gains (losses). Prior period financial statements have been adjusted to conform to the requirements of SFAS No. 130.

Basic and Diluted Net Loss Per Common Share

    Basic and diluted net loss per common share for the years ended August 31, 1999, 1998 and 1997 was calculated by dividing the net loss for each of the periods by the weighted average number of common shares outstanding for each of the periods of 17,910,440, 17,647,685 and 17,647,685, respectively. The weighted average number of common shares outstanding assumes that the 17,647,685 shares issued at Distribution were outstanding for the periods prior to Distribution. Stock options for 5,939,715 common shares, the conversion of QUALCOMM's Trust Convertible Preferred Securities which are convertible into 2,270,573 shares of the Company's common stock, and the exercise of a warrant issued to QUALCOMM for 4,500,000 shares of the Company's common stock have not been considered in calculating basic and diluted net loss per common share because their effect would be anti-dilutive. As a result, the Company's basic and diluted net loss per common share are the same.

Segment Reporting

    Effective September 1, 1998, the Company adopted SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." SFAS No. 131 adopts the management approach which designates internal reporting used by management for making operating decisions and assessing performance as the source of the Company's reportable segments. SFAS No. 131 also requires disclosures about products and services, geographic areas and major customers. The adoption of SFAS No. 131 did not affect results of operations or the financial position of the Company but did affect the disclosure of segment information.

Future Accounting Requirements

   In April 1998, the Accounting Standards Executive Committee issued Statement of Position ("SOP") No. 98-5, "Reporting on the Costs of Start-Up Activities", which the Company will be required to adopt for fiscal year 2000. This SOP provided guidance on the financial reporting of start-up and organizational costs. It requires start-up and organizational costs to be expensed as incurred. The Company does not expect that the adoption of SOP No. 98-5 will have a material impact on its consolidated financial position or results of operations.

       In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which the Company will be required to adopt for fiscal year 2001. This statement establishes a new model for accounting for derivatives and hedging activities. Under SFAS No. 133, all derivatives must be recognized as assets and liabilities and measured at fair value. The Company does not expect that the adoption of SFAS No. 133 will have a material impact on its consolidated financial position or results of operations.

NOTE 3. ACQUISITIONS AND DISPOSALS

SMARTCOM

   In April 1999, Leap acquired the remaining 50% of SMARTCOM that it did not already own from Telex-Chile S.A. and its operating affiliate, Chilesat S.A. (collectively "Telex-Chile"). In exchange, the Company paid $28 million in cash and issued a $22 million, non-interest-bearing note payable to Telex-Chile due in May 2002. The present value of the $22 million non-interest-bearing note payable to Telex-Chile was $15.7 million upon issuance. Therefore, the total purchase price was $43.7 million. The Company accounted for the transaction as a purchase and allocated the $40.8 million excess investment over the fair value of the net assets acquired to intangible assets, which include telecommunications licenses and rights to telecommunications network systems.

    The following unaudited pro forma information presents the results of operations of the Company as if the acquisition had taken place on September 1, 1997 (in thousands, except per share data):

                                                                            YEAR ENDED
                                                                            AUGUST 31,
                                                                    --------------------------
                                                                       1999            1998
                                                                    ----------      ----------
     Revenues .................................................     $    7,577      $       --
                                                                    ==========      ==========
     Net loss .................................................     $ (184,782)     $  (55,435)
                                                                    ==========      ==========
     Pro forma basic and diluted net loss per common share ....     $   (10.32)     $    (3.14)
                                                                    ==========      ==========

    These unaudited pro forma amounts are for comparative purposes only and do not necessarily represent what actual results of operations would have been had the acquisition occurred on September 1, 1997, nor do they necessarily indicate results of future operations.

Licenses

       In September 1998, the Company agreed to purchase four wireless communications licenses from AirGate Wireless, L.L.C. ("AirGate") for $19.5 million, paying a deposit of $0.6 million.

    In July 1999, the FCC issued a Memorandum Opinion and Order that found the Company was qualified to hold C-Block and F-Block PCS licenses in the United States. The order also approved the Company's $18.7 million cash acquisition of 36 wireless communications licenses in the U.S. government's April 1999 reauction of PCS spectrum and approved the transfer of the four licenses from AirGate to the Company. The FCC order was subject to several conditions, including the Company taking steps so that by January 2001, QUALCOMM holds no more than 50% of Leap's outstanding debt obligations.

OzPhone

    In June 1998, the Company purchased all the shares of OzPhone, an Australian company, for $564,000. The entire purchase price was allocated to goodwill. OzPhone then acquired several wireless communications licenses to provide mobile and wireless local loop services in Australia. The total cost of the licenses was $6.3 million. In August 1999, the Company sold all of the shares of OzPhone for $16.0 million in cash and recorded a gain of $9.1 million.


NOTE 4.  INVESTMENTS AND LOANS TO WIRELESS OPERATING COMPANIES

    The Company has equity interests in companies that directly or indirectly hold wireless communications licenses. Its participation in each company differs and, except for SMARTCOM for the fourth quarter of fiscal 1999, the Company does not have majority interests in such companies. The Company accounts for these equity interests, except for SMARTCOM, under the equity method. For the fourth quarter of fiscal 1999, the financial statements of SMARTCOM have been consolidated. The Company's ability to withdraw funds, including dividends, from its participation in such investments is dependent in many cases on receiving the consent of lenders and the other participants, over which the Company has no control. The Company and its consolidated subsidiaries have investments in wireless operating companies consisting of the following:


                                                        PERCENTAGE OF OWNERSHIP
                                                               AUGUST 31,
                                                        -----------------------
                                                          1999          1998
                                                        --------      ---------

   Chase (United States) ...........................        7.2%          7.2%
   SMARTCOM (Chile) ................................        100%           50%
   PEGASO (Mexico) .................................       28.6%           49%
   Metrosvyaz (Russia) .............................         50%           50%
   Orrengrove (Russia) .............................         50%           50%

    Condensed combined financial information for the Leap Operating Companies accounted for under the equity method is summarized as follows (in thousands):

                                                                   AUGUST 31,
                                                           ------------------------
                                                             1999            1998
                                                           ---------      ---------
                                                                          (RESTATED)
Current assets .......................................     $ 140,899      $  82,575
Non-current assets ...................................       576,765        263,543
Current liabilities ..................................      (112,539)       (99,134)
Non-current liabilities ..............................      (347,590)      (178,491)
                                                           ---------      ---------
   Total stockholders' capital .......................       257,535         68,493
Other stockholders' share of capital .................       146,059         (9,208)
                                                           ---------      ---------
Company's share of capital ...........................       111,476         77,701
Excess cost of investment ............................            --         20,018
Lag period loans and advances ........................        10,195         53,195
Write-down in investments ............................       (27,242)            --
                                                           ---------      ---------
   Investments in and loans receivable from
      unconsolidated wireless operating companies ....     $  94,429      $ 150,914
                                                           =========      =========


                                                                    YEAR ENDED AUGUST 31,
                                                          ---------------------------------------
                                                             1999           1998           1997
                                                          ---------      ---------      ---------
                                                                         (RESTATED)     (RESTATED)
Operating revenues ..................................     $   8,233      $      22      $      --
                                                          ---------      ---------      ---------

Operating expenses ..................................      (153,062)       (20,739)        (5,234)
Other income (expense), net .........................       (22,471)       (18,403)       (18,108)
Foreign currency transaction loss ...................        (1,532)        (3,970)            --
                                                          ---------      ---------      ---------
   Net loss .........................................      (168,832)       (43,090)       (23,342)
Other stockholders' share of net loss ...............       (62,491)       (19,402)       (19,549)
                                                          ---------      ---------      ---------
Company's share of net loss .........................      (106,341)       (23,688)        (3,793)
Amortization of excess cost of investment ...........          (630)            --             --
Elimination of intercompany transactions ............         6,671            570             --
                                                          ---------      ---------      ---------
   Equity in net loss of unconsolidated wireless
     operating companies ............................     $(100,300)     $ (23,118)     $  (3,793)
                                                          =========      =========      =========


Chase

    In December 1996, the Company purchased $4.0 million of Class B Common Stock of Chase, representing 7.2% of the outstanding capital stock of Chase. The Company has also provided a working capital facility to Chase and has agreed in principle to increase the maximum principal that may be drawn to $45.0 million. Borrowings under the facility are subject to interest at an annual rate of prime plus 4.5%. Semi-annual principal payments are to be made ratably over a six-year period commencing June 2000, with accrued interest payable on maturity. Borrowings are collateralized by substantially all of the assets of Chase and are subordinated to Chase's equipment vendor loans from QUALCOMM. At August 31, 1999, borrowings under the facility totaled $36.1 million, including $3.3 million of accrued and capitalized interest. However, because the working capital facility is the only source of working capital for Chase, the carrying value of its investment and the loans under the facility have been reduced to zero as Leap has recognized 100% of the net losses of Chase to the extent of its investment and loans. The Company recorded equity losses from Chase of $20.9 million, $11.8 million and $4.0 million during fiscal 1999, 1998 and 1997, respectively.

    In December 1998, the Company agreed to purchase substantially all the assets of Chase for $6.3 million; a warrant to purchase 1% of the common stock of Cricket Communications, Inc. ("Cricket Communications"), a majority-owned subsidiary of the Company, exercisable at $1.0 million; the Company's existing stock ownership and warrants to purchase stock in Chase; and certain contingent earn-outs. This acquisition involves the transfer of wireless communications licenses, which is subject to approval by the FCC. The acquisition will not occur unless the FCC approves the transfer of the licenses.

SMARTCOM

    In April 1999, Leap acquired the remaining 50% of SMARTCOM that it did not already own. As a result of the reporting lag, the Company began fully consolidating SMARTCOM's results of operations commencing June 1, 1999. Prior to this time, the Company accounted for its investment in SMARTCOM under the equity method of accounting. The Company recorded equity (income) losses from SMARTCOM of $13.1 million, $3.1 million and $(0.2) million during fiscal 1999, 1998 and 1997, respectively.

PEGASO

    The Company has a 28.6% interest in PEGASO, a Mexican corporation. During fiscal 1998, the Company advanced a portion of PEGASO's working capital requirements and provided a loan of $27.4 million to PEGASO. The purpose of the loan was to fund a portion of PEGASO's first PCS license payment. Interest on the loan accrued at a rate of 10% and was added to the principal amount of the loan outstanding. In September 1998, the Company provided $60.7 million of additional funding and converted its advances and loan, with accrued interest, into capital stock of PEGASO. The Company's total investment in PEGASO after these transactions was $100.0 million. On the same date, other investors also subscribed for and purchased capital stock of PEGASO such that, after these transactions, the total par value of the common equity of PEGASO was $300 million. As a result, the Company's ownership interest in PEGASO was diluted from 49.0% to 33.3%. In July 1999, several of the other investors subscribed for and purchased an additional $50.0 million of capital stock of PEGASO. As a result, the Company's ownership interest was diluted from 33.3% to 28.6%. The Company recorded equity losses from PEGASO of $23.6 million and $2.1 million during fiscal 1999 and 1998, respectively. In fiscal 1999, the Company recognized a gain of $4.4 million on the issuance of stock by PEGASO as described above. Of this amount, $0.8 million was recognized directly to additional paid-in capital for the change in interest that occurred during PEGASO's development stage.

Metrosvyaz

    The Company has a 35% interest in Metrosvyaz. The Company agreed to provide a $72.5 million loan facility to Metrosvyaz to support its business plan and working capital needs. Metrosvyaz also has a $102.5 million equipment loan facility from QUALCOMM. The Company has pledged its equity interest in Metrosvyaz as collateral for amounts owed under QUALCOMM's loan facility to Metrosvyaz, and has subordinated its $72.5 million loan facility to QUALCOMM's $102.5 million loan facility. Borrowings under the $72.5 million facility are subject to interest at 13% and are due in August 2007. Interest is payable semi-annually beginning August 2000 and, prior to such time, added to the principal amount outstanding. At August 31, 1999, borrowings under the Company's loan facility to Metrosvyaz totaled $39.5 million, including $2.7 million of accrued and capitalized interest and $1.1 million of facility fees.

    The Company's investment in Metrosvyaz consists of the outstanding loan facility, less its share of equity losses. The Company recorded equity losses of $20.0 million from Metrosvyaz in fiscal 1999. In addition, the Company stopped funding Metrosvyaz and recorded a write-down of $9.6 million, the Company's remaining investment in Metrosvyaz, in the fourth quarter. The Company recorded equity losses from Metrosvyaz of $6.1 million during fiscal 1998.

Orrengrove

    The Company has a 35% interest in Orrengrove. In August 1998, Orrengrove acquired a 60% interest in Transworld Telecommunications, Inc., Transworld Communications Services, Inc., and Transworld Communications (Bermuda), Ltd. (collectively, the "Transworld Companies").

    The Transworld Companies obtained, through a number of agreements, the rights to utilize the capacity on certain Russian satellites in order to provide commercial long-distance voice, video and data services to the Russian Federation. In April 1999, the Transworld Companies were notified by Mercury Telesat ("Mercury"), provider of the satellite signal transmission capacity, that the satellite equipment used to provide their long-distance service had failed. Mercury's prognosis indicated that the satellite's operational status will not be restored. The Transworld Companies identified and put into operation a short-term terrestrial transmission solution by leasing fiber capacity and began exploring long-term alternatives to the lost satellite transmission capacity. As a result of these events, Orrengrove recognized an impairment loss of approximately $16.9 million in the third quarter of fiscal 1999 to write off certain satellite related assets. This loss is included in the Company's equity in net loss from unconsolidated wireless operating companies.

    After reviewing a series of alternative business plans that did not meet their minimum financial performance criteria, the directors of the Transworld Companies voted to liquidate those companies and to distribute the net assets to their stockholders. As a result, the Company recorded a $17.6 million write-down in the fourth quarter of fiscal 1999, reducing its investment in Orrengrove to the liquidation proceeds Leap expects to receive. In addition, the Company recorded equity losses of $22.6 million from Orrengrove during fiscal 1999, which included the write-off of the satellite related assets and impairment of the license.

NOTE 5. BALANCE SHEET COMPONENTS

                                                                         AUGUST 31,
                                                                 -------------------------
                                                                    1999           1998
                                                                 ---------       ---------
                                                                      (in thousands)
       Accounts receivable, net:
          Trade accounts receivable .......................      $   2,197
          Other accounts receivable .......................          1,112
                                                                 ---------
                                                                     3,309
          Allowance for doubtful accounts .................           (583)
                                                                 ---------
                                                                 $   2,726
                                                                 =========
       Property and equipment, net:
          Land ............................................      $     310
          Buildings and infrastructure ....................        108,958
          Machinery and equipment .........................         12,897
          Other ...........................................          6,819
                                                                 ---------
                                                                   128,984
          Accumulated depreciation and amortization .......        (12,037)
                                                                 ---------
                                                                 $ 116,947
                                                                 =========
       Intangible assets, net:
          Telecommunications licenses .....................      $  58,488       $   6,274
          Rights to telecommunications network systems ....         16,225              --
          Goodwill ........................................             --             564
                                                                 ---------       ---------
                                                                    74,713           6,838
          Accumulated amortization ........................           (769)             --
                                                                 ---------       ---------
                                                                 $  73,944       $   6,838
                                                                 =========       =========
       Accounts payable and accrued liabilities:
          Trade accounts payable ..........................      $   1,523       $      --
          Accrued payroll and related benefits ............          4,597              --
          Accrued loss on handset purchase commitment .....          7,035              --
          Other accrued liabilities .......................          3,217           5,789
                                                                 ---------       ---------
                                                                 $  16,372       $   5,789
                                                                 =========       =========


NOTE 6.  LOANS PAYABLE TO BANKS

    Between July and November 1998, the Company borrowed $15.7 million under notes payable to banks in Chile. In February 1999, the Company was granted a one-year extension for the payment of the loans. The renewed loans of $9.0 million and $6.7 million, along with capitalized interest and fees of $1.5 million at August 31, 1999, bear interest at rates of 8.1% and 8.5% per annum, respectively, and are due to be repaid in February 2000.

NOTE 7.  LONG-TERM DEBT

    As of August 31, 1999, long-term debt is summarized as follows (in thousands):


       Credit Agreement, net of facility fee ......................   $120,161
       Deferred Payment Agreement .................................     85,483
       Note payable to Telex-Chile, net of discount (See Note 3)...     16,168
                                                                      --------
                                                                      $221,812
                                                                      ========

Credit Agreement

    The Company entered into a secured Credit Agreement with QUALCOMM on September 23, 1998. The Credit Agreement consists of two sub-facilities. The working capital sub-facility enables the Company to borrow up to $35.2 million from QUALCOMM. The proceeds from this sub-facility may be used by the Company solely to meet the normal working capital and operating expenses of the Company, including salaries and overhead, but excluding, among other things, strategic capital investments in wireless operators, substantial acquisitions of capital equipment, and the acquisition of telecommunications licenses. The investment capital sub-facility enables the Company to borrow up to $229.8 million from QUALCOMM. The proceeds from this second sub-facility may be used by the Company solely to make certain identified investments. Under the terms of the Credit Agreement, if QUALCOMM assigns 10% or more of the total funding commitments to other lenders, Leap must pay a commitment fee to the lenders on unused balances.

    At August 31, 1999, the Company had borrowed $10.6 million under the working capital sub-facility, including $5.3 million to pay QUALCOMM a 2% facility fee which is being amortized over the term of the Credit Agreement ($0.6 million of the facility fee was amortized in 1999). At August 31, 1999, the Company had borrowed $108.8 million under the investment capital sub-facility to make further loans to and investments in the Leap Operating Companies.

    Amounts borrowed under the Credit Agreement are due September 23, 2006. QUALCOMM has a collateral interest in substantially all of the assets of the Company as long as any amounts are outstanding under the Credit Agreement. The Credit Agreement requires the Company to meet certain financial and operating covenants. Amounts borrowed under the Credit Agreement bear interest at either a prime or LIBOR rate, plus an applicable margin. At August 31, 1999, the weighted average effective rate of interest was 11.35%. Interest will be payable quarterly beginning after September 2001 and, prior to such time, accrued interest will be added to the principal amount outstanding. At August 31, 1999, $5.5 million of capitalized and accrued interest had been added to the Credit Agreement.

Deferred Payment Agreement

    SMARTCOM and QUALCOMM are parties to a Deferred Payment Agreement related to SMARTCOM's purchase of equipment, software and services from QUALCOMM. The assets of SMARTCOM collateralize its obligations under the Deferred Payment Agreement. The Company has also pledged its shares in SMARTCOM as collateral for the Company's guaranty of SMARTCOM's obligation to QUALCOMM. The Deferred Payment Agreement requires SMARTCOM to meet certain financial and operating covenants, including a debt to equity ratio and restrictions on SMARTCOM's ability to pay dividends and to distribute assets. As a result, substantially all the net assets are restricted from distribution to Leap. SMARTCOM was in violation of certain covenants at August 31, 1999, however QUALCOMM and SMARTCOM amended the Deferred Payment Agreement subsequent to the end of the fiscal year to revise the covenants that were in default and defer the dates of repayment of the loan.

    Under the terms of the amended agreement, QUALCOMM has agreed to defer collection of amounts up to a maximum of $84.5 million. The deferred payments bear interest at either a prime or LIBOR rate, plus an applicable margin. At August 31, 1999, the weighted average effective rate of interest was 8.2%. Accrued interest may be added to the outstanding principal amount of the applicable borrowing until October 2001.

Debt Repayment Schedule

    The scheduled principal repayments for long-term debt are as follows (in thousands):

       YEAR ENDING AUGUST 31:
       2000 .................................................         $      --
       2001 .................................................                --
       2002 .................................................            44,732
       2003 .................................................             3,218
       2004 .................................................             8,045
       Thereafter ...........................................           176,333
                                                                      ---------
                                                                      $ 232,328
       Less unamortized discount and facility fee ...........           (10,516)
                                                                      ---------
             Total ..........................................         $ 221,812
                                                                      =========

NOTE 8.  OTHER LONG-TERM LIABILITIES

    Other long-term liabilities at August 31, 1999 consist primarily of deferred Chilean customs duties of $8.5 million. Under Chilean law, the payment of customs duties levied on property and equipment can be deferred over a period of up to seven years. The balance at August 31, 1999 represents amounts owing including accrued interest.

NOTE 9. INCOME TAXES

The components of the Company's deferred tax assets (liabilities) are summarized as follows (in thousands):

                                                              August 31,
                                                      -------------------------
                                                        1999             1998
                                                      --------         --------
U.S. deferred tax assets:
Net operating loss carryovers ................        $ 32,498         $  8,754
Equity losses in unconsolidated company ......          16,320            6,417
Deferred charges .............................           3,502               --
Reserves and allowances ......................           3,402            2,984
                                                      --------         --------
                                                        55,722           18,155
Foreign deferred tax assets:
Net operating loss carryovers ................           8,000               --
Reserves and allowances ......................           1,259               --
                                                      --------         --------
                                                         9,259               --
                                                      --------         --------
Gross deferred tax assets ....................          64,981           18,155
Foreign deferred tax liabilities:
Intangible assets ............................          (9,136)              --
                                                      --------         --------
Net deferred tax asset .......................          55,845           18,155

Valuation allowance ..........................         (55,845)         (18,155)
                                                      --------         --------
                                                      $     --         $     --
                                                      ========         ========

    Management has established a valuation allowance against its deferred tax assets due to the uncertainty surrounding the realization of such assets.

    The net operating losses generated prior to the Distribution were retained by QUALCOMM. At August 31, 1999 the Company had a federal net operating loss carryover of approximately $86.0 million which will expire in 2019. In addition, the Company had foreign net operating losses of approximately $52.5 million which do not expire. Should a substantial change in the Company's ownership occur as defined under Internal Revenue Code section 382, there will be an annual limitation on its utilization of net operating loss carryforwards.

    A reconciliation of the income tax provision (benefit) to the amount computed by applying the statutory federal income tax rate to income before income tax provision is summarized as follows (in thousands):

                                                                Year Ended August 31,
                                                       --------------------------------------
                                                         1999           1998           1997
                                                       --------       --------       --------
Amounts computed at statutory federal rate ......      $(57,615)      $(16,357)      $ (1,804)
    Non-deductible losses of investees ..........        16,649          2,150             --
    State income tax, net of federal benefit ....        (5,740)        (1,428)          (229)
    Other .......................................           385           (487)            --
    Increase in valuation allowance .............        46,321         16,122          2,033
                                                       --------       --------       --------
                                                       $     --       $     --       $     --
                                                       ========       ========       ========

NOTE 10. STOCKHOLDERS' EQUITY

Stockholder Rights Plan

    In September 1998, the Company's Board of Directors adopted a Stockholder Rights Plan (the "Rights Plan"). Pursuant to the Rights Plan, the Board of Directors declared a dividend, payable on September 16, 1998, of one preferred purchase right (a "Right") for each share of common stock, $.0001 par value, of the Company outstanding at the close of business on September 11, 1998. Similar Rights will generally be issued in respect to common stock subsequently issued. Each Right entitles the registered holder to purchase from the Company a one one-thousandth share of Series A Junior Participating Preferred Stock, $.0001 par value per share, at a purchase price of $90 (subject to adjustment). The Rights are exercisable only if a person or group (an "Acquiring Person"), other than QUALCOMM with respect to its exercise of the warrant granted to it in connection with the Distribution, acquires beneficial ownership of 15% or more of the Company's outstanding shares of common stock. Upon exercise, holders other than an Acquiring Person, will have the right (subject to termination) to receive the Company's common stock or other securities having a market value (as defined) equal to twice the purchase price of the Right. The Rights, which expire on September 10, 2008, are redeemable in whole, but not in part, at the Company's option at any time for a price of $.01 per Right.

    In conjunction with the distribution of the Rights, the Company's Board of Directors designated 75,000 shares of Preferred Stock as Series A Junior Participating Preferred Stock and reserved such shares for issuance upon exercise of the Rights. At August 31, 1999, no shares of Preferred Stock were outstanding.

Warrant

    In connection with the Distribution, the Company issued QUALCOMM a warrant to purchase 5,500,000 shares of the Company's common stock. In March 1999, QUALCOMM agreed to reduce the number of shares to 4,500,000 for consideration of $5.4 million, which is the estimated fair value of the warrant repurchase as determined by an option pricing model. This warrant is currently exercisable and remains exercisable until September 2008.

Trust Convertible Preferred Securities

    Under the conversion agreement between the Company and QUALCOMM, Leap has agreed to issue up to 2,271,060 shares of its common stock upon the conversion of the Trust Convertible Preferred Securities of a wholly owned statutory business trust of QUALCOMM. After conversion of the Trust Convertible Preferred Securities, QUALCOMM will have some of its debt reduced, but Leap will receive no additional benefit or other consideration. At August 31, 1999, 487 shares of the Company's common stock had been issued upon conversion.

NOTE 11. BENEFIT PLANS

Employee Savings and Retirement Plan.

   In September 1998, the Company adopted a 401(k) plan that allows eligible employees to contribute up to 15% of their salary, subject to annual limits. The Company matches a portion of the employee contributions and may, at its discretion, make additional contributions based upon earnings. The Company's contribution expense for fiscal 1999 was $133,000.

Stock Option Plans

   In September 1998, the Company adopted the 1998 Stock Option Plan (the "1998 Plan") that allows the Board of Directors to grant options to selected employees, directors and consultants to the Company to purchase shares of the Company's common stock. A total of 8,000,000 shares of common stock were reserved for issuance under the 1998 Plan. The 1998 Plan provides for the grant of both incentive and non-qualified stock options. Incentive stock options are exercisable at a price not less than 100% of the fair market value of the common stock on the date of grant. Non-qualified stock options are exercisable at a price not less than 85% of the fair market value of the common stock on the date of grant. Generally, options vest over a five-year period and are exercisable for up to ten years from the grant date. The Company also adopted the 1998 Non-Employee Directors Stock Option Plan (the "1998 Non-Employee Directors Plan"), under which options to purchase common stock are granted to non-employee directors on an annual basis. A total of 500,000 shares of common stock were reserved for issuance under the 1998 Non-Employee Directors Plan. The options are exercisable at a price equal to the fair market value of the common stock on the date of grant, vest over a five-year period and are exercisable for up to ten years from the grant date.

    A summary of stock option transactions for the 1998 Plan and the 1998 Non-Employee Directors Plan follows (number of shares in thousands):


                                                                            OPTIONS OUTSTANDING
                                                                       -----------------------------
                                                         OPTIONS
                                                         AVAILABLE      NUMBER OF   WEIGHTED AVERAGE
                                                         FOR GRANT       SHARES      EXERCISE PRICE
                                                        -----------    -----------  ----------------
            Options authorized ....................         8,500
            Options granted at Distribution .......        (5,542)         5,542       $   3.73
            Options granted after Distribution ....        (1,768)         1,768          10.52
            Options cancelled .....................           513           (720)          4.03
            Options exercised .....................            --           (650)          3.11
                                                         --------       --------

         August 31, 1999 ..........................         1,703          5,940       $   5.78
                                                         ========       ========

    The following table summarizes information about stock options outstanding under the 1998 Plan and the 1998 Non-Employee Directors Plan at August 31, 1999 (number of shares in thousands):

                                    OPTIONS OUTSTANDING                     OPTIONS EXERCISABLE
                         -----------------------------------------       -------------------------
                                           WEIGHTED
                                           AVERAGE
                                          REMAINING       WEIGHTED                        WEIGHTED
                                         CONTRACTUAL      AVERAGE                          AVERAGE
      RANGE OF             NUMBER           LIFE         EXERCISE         NUMBER          EXERCISE
   EXERCISE PRICES       OF SHARES       (IN YEARS)        PRICE         OF SHARES          PRICE
  ------------------------------------------------------------------------------------------------
   $0.78 to $3.63            2,707            6.30        $   2.75           1,240        $   2.46
   $3.67 to $5.04            1,799            7.87            4.45             573            4.31
   $5.06 to $10.38             650            8.38            5.93             112            5.54
  $15.63 to $22.00             784            9.83           19.14              --              --
                          --------                                        --------
                             5,940            7.47        $   5.78           1,925        $   3.19
                          ========                                        ========

   In June 1999, Cricket Communications adopted its own 1999 Stock Option Plan (the "1999 Cricket Plan") that allows the Cricket Communications Board of Directors to grant options to selected employees, directors and consultants to purchase shares of Cricket Communication's common stock. A total of 7,600,000 shares of Cricket Communications common stock were reserved for issuance under the 1999 Cricket Plan. The 1999 Cricket Plan provides for the grant of both incentive and non-qualified stock options. Incentive stock options are exercisable at a price not less than 100% of the fair market value of the Cricket Communications common stock on the date of grant. Non-qualified stock options are exercisable at a price not less than 85% of the fair market value of the Cricket Communications common stock on the date of grant. Generally, options vest over a five-year period and are exercisable for up to ten years from the grant date. In June 1999, a total of 1,205,000 options to purchase Cricket Communications common stock were granted to two directors of the Company, exercisable at $1.00 per share with accelerated vesting provisions. In July 1999, all of these options vested and were fully exercised. In addition, 795,000 other options granted in June 1999 were exercised in July 1999. Cricket Communications received promissory notes totaling $0.9 million and cash of $1.1 million in consideration for the issuance of the shares. Immediately thereafter, the Company owned 96.2% of the outstanding common stock of Cricket Communications. As Cricket Communications is in the development stage, the effect of the issuance of the shares of $0.6 million has been recorded to additional paid-in capital. These transactions in fiscal 1999 have been reflected in minority interest.

    A summary of stock option transactions for the 1999 Cricket Plan follows (number of shares in thousands):

                                                             OPTIONS OUTSTANDING
                                                        -----------------------------
                                           OPTIONS
                                          AVAILABLE      NUMBER OF   WEIGHTED AVERAGE
                                          FOR GRANT       SHARES      EXERCISE PRICE
                                         -----------    -----------  ----------------
            Options authorized ....         7,600
            Options granted .......        (3,335)         3,335         $ 1.16
            Options cancelled .....             2             (2)          1.00
            Options exercised .....            --         (2,000)          1.00
                                           ------         ------
         August 31, 1999 ..........         4,267          1,333         $ 1.41
                                           ======

    The following table summarizes information about stock options outstanding under the 1999 Cricket Plan at August 31, 1999 (number of shares in thousands):

                                        OPTIONS OUTSTANDING                     OPTIONS EXERCISABLE
                             -----------------------------------------       -------------------------
                                              WEIGHTED
                                               AVERAGE
                                              REMAINING       WEIGHTED                        WEIGHTED
                                             CONTRACTUAL      AVERAGE                          AVERAGE
                               NUMBER           LIFE          EXERCISE         NUMBER         EXERCISE
   EXERCISE PRICES           OF SHARES       (IN YEARS)        PRICE          OF SHARES         PRICE
------------------------------------------------------------------------------------------------------
        $1.00                      851            9.81        $   1.00             123        $   1.00
        $2.00                      458            9.87            2.00              --              --
        $4.00                       24            9.93            4.00              --              --
                              --------                                        --------
                                 1,333            9.83        $   1.40             123        $   1.00
                              ========                                        ========

Employee Stock Purchase Plan

   In September 1998, the Company adopted the 1998 Employee Stock Purchase Plan (the "1998 ESP Plan") for all eligible employees to purchase shares of common stock at 85% of the lower of the fair market value of such stock on the first or the last day of each offering period. A total of 200,000 shares of common stock were reserved for issuance under the 1998 ESP Plan. Employees may authorize the Company to withhold up to 15% of their compensation during any offering period, subject to certain limitations. During fiscal 1999, a total of 63,779 shares were issued under the 1998 ESP Plan at $3.83 per share. At August 31, 1999, 136,221 shares were reserved for future issuance.

Executive Retirement Plan

   In September 1998, the Company adopted a voluntary retirement plan that allows eligible executives to defer up to 100% of their income on a pre tax basis. On a quarterly basis, participants receive up to a 10% match of their deferral in the form of the Company's common stock based on the then current market price, to be issued to the participant upon eligible retirement. The income deferred and the Company match are unsecured and subject to the claims of general creditors of the Company. The plan authorizes up to 100,000 shares of common stock to be allocated to participants. During fiscal 1999, 8,718 shares were allocated under the plan and the Company's matching contribution amounted to $86,216. At August 31, 1999, 91,282 shares were reserved for future allocation.

Accounting for Stock-Based Compensation

    Pro forma information regarding net income (loss) and net earnings (loss) per common share is required by SFAS No. 123, "Accounting for Stock-Based Compensation". This information is required to be determined as if the Company had accounted for its stock-based awards to employees and non-employee directors (including shares issued under stock options and the 1998 ESP Plan, collectively called "options") granted subsequent to September 30, 1995 under the fair value method of SFAS No. 123. The fair value of options granted in fiscal 1999 reported below has been estimated at the date of grant using the Black-Scholes option-pricing model using the following weighted average assumptions:

                                            1998              1999              1998
                                      STOCK OPTION PLAN   CRICKET PLAN        ESP PLAN
                                      -----------------   ------------        --------
    Risk-free interest rate .......             5.0%             5.0%             4.5%
    Volatility ....................            50.0%             0.0%            55.0%
    Dividend yield ................             0.0%             0.0%             0.0%
    Expected life (years) .........             6.0              6.0              0.5

    The Black-Scholes option-pricing model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected stock price volatility. Because the Company's options have characteristics significantly different than those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in the opinion of management, the existing models do not necessarily provide a reliable single measure of the fair value of its options. The weighted average estimated grant date fair values of stock options granted in fiscal 1999 under the 1998 Plan, the 1999 Cricket Plan and the 1998 ESP Plan were $2.37, $0.12 and $2.37 per share, respectively.

    For purposes of pro forma disclosures, the estimated fair value of the options is assumed to be amortized to expense over the options' vesting period. The Company's pro forma information for the year ended August 31, 1999 is as follows (in thousands, except per share data):

                                                        AS REPORTED          PRO FORMA
                                                        -----------         -----------
Net loss .......................................        $  (164,613)        $  (171,415)
Basic and diluted net loss per common share ....        $     (9.19)        $     (9.57)

    The Company did not recognize a tax benefit relating to pro forma compensation expense under SFAS No. 123 for fiscal 1999 as such benefit did not meet the "more likely than not" criteria for recognition of deferred tax assets.

NOTE 12.   COMMITMENTS AND CONTINGENCIES

    In May 1999, PEGASO entered into a $100 million loan agreement. The Company guaranteed 33% of PEGASO's obligations under this loan agreement in the event of PEGASO's default.

   The Company has entered into non-cancelable operating lease agreements to lease its facilities, certain equipment and rental of sites for towers and antennas required for the operation of its mobile PCS telephone system in Chile. Future minimum rental payments required for all non-cancelable operating leases at August 31, 1999 are as follows (in thousands):

         YEAR ENDED AUGUST 31:
         2000..................................................    $    2,060
         2001..................................................         2,050
         2002..................................................         2,049
         2003..................................................         2,056
         2004..................................................         1,860
         Thereafter............................................         5,840
                                                                   ----------
                    Total......................................    $   15,915
                                                                   ==========

    Rent expense totaled $1.2 million in fiscal 1999. No rent expense was incurred by the Company prior to the Distribution.

    Various claims arising in the course of business, seeking monetary damages and other relief, are pending. The amount of the liability, if any, from such claims cannot be determined with certainty; however, in the opinion of management, the ultimate liability for such claims will not have a material adverse effect on the Company's consolidated financial position, results of operations or cash flows.

NOTE 13. SEGMENT DATA

    The Company's current reportable segments are countries in which it manages, supports, operates and otherwise participates in wireless communications business ventures. These reportable segments are evaluated separately because each geographic region presents different marketing strategies and operational issues, as well as distinct economic climates and regulatory constraints. The Company's reportable segments are comprised of Cricket Communications and Chase in the United States, and Leap's operating companies in Mexico and Chile.

    The accounting policies of the various segments are the same as those described in Note 2, "Summary of Significant Accounting Policies". The key operating performance criteria used by Leap includes revenue growth, operating income (loss), depreciation and amortization, capital expenditures, and purchases of wireless licenses. Segment assets exclude corporate assets. Corporate expenses are comprised primarily of general and administrative expenses, which are separately managed. The segment results of Chile and Mexico do not include any corporate allocations of general and administrative expenses from Leap.

    Summary information by segment is as follows (in thousands):

                                                    AS OF AND FOR THE YEAR ENDED AUGUST 31,
                                                ---------------------------------------------
                                                  1999              1998              1997
                                                ---------         ---------         ---------
UNITED STATES
Revenues ...............................        $   3,337         $      22         $      --
Operating loss .........................          (22,414)          (20,017)           (4,959)
Depreciation and amortization ..........           (2,033)             (120)             (120)
Capital expenditures ...................           (6,177)          (12,852)           (9,971)
Purchase of wireless licenses ..........          (18,920)               --                --
Total assets ...........................          109,437            88,991
CHILE
Revenues ...............................            7,444                --                --
Operating loss .........................          (27,479)           (4,380)             (274)
Depreciation and amortization ..........           (9,409)              (60)               --
Capital expenditures ...................          (26,666)          (85,036)          (15,058)
Purchase of wireless licenses ..........               --                --                --
Total assets ...........................          186,645           124,614
MEXICO
Revenues ...............................            1,203                --                --
Operating loss .........................          (68,847)           (5,350)               --
Depreciation and amortization ..........           (2,320)               --                --
Capital expenditures ...................           (8,315)             (822)               --
Purchase of wireless licenses ..........         (175,864)          (57,666)               --
Total assets ...........................          551,098            71,760

    A reconciliation of the Company's segment revenues, operating expenses, depreciation and amortization and total assets to the corresponding consolidated amounts is as follows:

                                                                   AS OF AND FOR THE YEAR ENDED AUGUST 31,
                                                                ---------------------------------------------
                                                                  1999              1998              1997
                                                                ---------         ---------         ---------
Segment revenues ..........................................     $  11,984         $      22         $      --
Revenues of unconsolidated wireless operating companies....        (8,190)              (22)               --
Other unallocable revenues ................................           113                --                --
                                                                ---------         ---------         ---------
  Consolidated revenues ...................................     $   3,907         $      --         $      --
                                                                =========         =========         =========
Segment operating losses ..................................     $(118,740)        $ (29,747)        $  (5,233)
Operating losses of unconsolidated wireless operating
  Companies ...............................................       101,528            15,151             5,233
Corporate and eliminations ................................       (17,260)           (9,292)           (1,361)
                                                                ---------         ---------         ---------
  Consolidated operating loss .............................     $ (34,472)        $ (23,888)        $  (1,361)
                                                                =========         =========         =========
Segment depreciation and amortization .....................     $ (13,762)        $    (180)        $    (120)
Depreciation and amortization of unconsolidated wireless
  Operating companies .....................................         8,501               180               120
Corporate depreciation and amortization ...................          (563)               --                --
                                                                ---------         ---------         ---------
  Consolidated depreciation and amortization ..............     $  (5,824)        $      --         $      --
                                                                =========         =========         =========
Segment total assets ......................................     $ 847,180         $ 285,365
Total assets of unconsolidated wireless operating
  companies ...............................................      (639,738)         (285,365)
Investments in and loans to unconsolidated wireless
  Operating companies .....................................        94,429           150,914
Corporate assets ..........................................        33,460             6,838
                                                                ---------         ---------
  Consolidated total assets ...............................     $ 335,331         $ 157,752
                                                                =========         =========

    Revenues and long-lived assets related to operations in the United States and other foreign countries are as follows:

                                                       AS OF AND FOR THE YEAR ENDED AUGUST 31,
                                                     -------------------------------------------
                                                       1999             1998             1997
                                                     ---------        ---------        ---------
REVENUES:
United States ...............................        $      --        $      --        $      --
Other foreign countries .....................            3,907               --               --
                                                     ---------        ---------        ---------
   Total consolidated revenues ..............        $   3,907        $      --        $      --
                                                     =========        =========        =========
LONG-LIVED ASSETS:
United States ...............................        $  23,599        $      --        $      --
Other foreign countries .....................          264,369          104,557           42,267
                                                     ---------        ---------        ---------
   Total consolidated long-lived assets .....        $ 287,968        $ 104,557        $  42,267
                                                     =========        =========        =========


NOTE 14. SUBSEQUENT EVENTS

Infrastructure Agreements

    In September 1999, a subsidiary of Leap entered into separate infrastructure equipment purchase agreements with two major telecommunications suppliers. Under the agreements, each supplier will sell $330 million in infrastructure equipment to the subsidiary. In connection with the sales of infrastructure equipment, the suppliers will provide vendor financing that will be used for equipment, services and operations needed to deploy the subsidiary's wireless networks in various markets across the United States. One of the purchase agreements is subject to the approval of the applicable supplier's board of directors.

                       Report of Independent Accountants


To the Board of Directors and Stockholders of Leap Wireless International, Inc.:


In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations and comprehensive loss, of cash flows and of stockholders' equity present fairly, in all material respects, the financial position of Leap Wireless International, Inc. and its subsidiaries at August 31, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended August 31, 1999 in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

As discussed in Note 2 to the consolidated financial statements, the Company adopted the equity method of accounting for its investment in Chase Telecommunications Holdings, Inc. during the year ended August 31, 1999. The accompanying financial statements have been restated to reflect the adoption of the equity method retroactive to the initial date of the Company's investment in Chase Telecommunications Holdings, Inc.


PricewaterhouseCoopers LLP


San Diego, California
October 18, 1999